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Exhibit 1

        HUDBAY MINERALS INC.

ANNUAL INFORMATION FORM

FOR THE

YEAR ENDED DECEMBER 31, 2005

March 21, 2006

ii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

        This annual information form ("AIF") contains "forward-looking information", which includes, but is not limited to, statements with respect to our future financial or operating performance and that of our subsidiaries and projects, the future price and consumption of zinc and copper, the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures (including environmental capital costs for closure and reclamation of mines), the availability of third party concentrate, mine life projections and cash flow estimates. Whenever you read a statement that is not simply a statement of historical fact, such as when we describe what we or others "plan", "expect", "project", "intend", "believe", "predict", "estimate", "forecast", or "anticipate" or a statement that certain events or conditions "may" or "will" occur, you must remember that these expectations may not be correct or that we or others, as the case may be, may not accomplish such goals. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. Forward-looking information is based on our opinions and estimates at the date of such information, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from what we project in the forward-looking information. These factors include the inherent risks of fluctuating metal prices and currency exchange rates, hedging risks, the impact of governmental regulation, the exploration, development and operation of mineral properties, the uncertainties involved in interpreting drilling results, project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors described in this AIF under the heading "Risk Factors". Unless required by applicable securities laws, we have no intention to update or revise any forward-looking information if circumstances, estimates or opinions change. You are cautioned not to place undue reliance on forward-looking information.

CURRENCY PRESENTATION AND EXCHANGE RATE DATA

        This AIF contains references to both United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars and United States dollars are referred to as "United States dollars" or "US$".

        The closing, high, low and average exchange rates for the United States dollar in terms of the Canadian dollar for each of the three years ended December 31, 2005, 2004 and 2003 as reported by the Bank of Canada, were as follows:

	Year ended December 31,
	2005	2004	2003
Closing	$1.16	$1.20	$1.30
High	1.27	1.39	1.58
Low	1.14	1.17	1.28
Average(1)	1.21	1.30	1.40

(1)
Calculated as an average of the daily noon rates for each period.

        On March 20, 2006, the Bank of Canada noon rate of exchange was US$1.00 = Cdn $1.16.

DOCUMENTS INCORPORATED BY REFERENCE

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this AIF to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this AIF. No document or statement therein shall be incorporated or deemed to be incorporated by reference in this AIF unless such document or statement, as the case may be, is specifically stated to be incorporated or deemed to be incorporated by reference herein.

Unless the context otherwise suggests, references to "we", "us", "our" and similar terms, as well as references to the "Company", refer to HudBay Minerals Inc. Unless otherwise stated, all information regarding share capital reflects the consolidation of our common shares on the basis of one new common share for every 30 old common shares, which was effected on December 21, 2004.

GENERAL DEVELOPMENT OF THE BUSINESS

        We were formed by the amalgamation of Pan American Resources Inc. and Marvas Developments Ltd. on January 16, 1996, pursuant to the Business Corporations Act (Ontario). On March 12, 2002, we acquired OntZinc Corporation, a private Ontario corporation, through a reverse takeover and changed our name to ONTZINC Corporation. On December 21, 2004, we acquired Hudson Bay Mining and Smelting Co., Limited ("HBMS") and changed our name to HudBay Minerals Inc. In connection with the acquisition of HBMS, on December 21, 2004, we amended our articles to consolidate our common shares on a 30 to one basis. On October 25, 2005, the Company was continued under the Canada Business Corporations Act.

        Our registered office is located at 2200 - 201 Portage Avenue, Winnipeg, Manitoba, R3B 3K6. Our principal executive office is located at 1906 - 201 Portage Avenue, Winnipeg, Manitoba R3B 3K6.

Three Year History

Acquisition of Balmat

        As of September 2003, one of our subsidiaries acquired the Balmat Mine from ZCA Mines, Inc. ("ZCA") for US$20 million, pursuant to an asset purchase agreement (the "Balmat Acquisition Agreement"). The purchase price is payable wholly out of 30% of any future net cash flow from operations after allowing for reasonable capital and exploration expenditures and a further US$5 million is payable if the price of zinc averages US$0.70 per pound for a consecutive 24 month period in the five years following the date of the Balmat Acquisition Agreement. Pursuant to the Balmat Acquisition Agreement, we assumed certain future liabilities, including, all future debts, obligations, commitments and liabilities arising out of or directly relating to the ownership and operation of the Balmat Mine and, in particular, any future liabilities relating to the reclamation of such mine.

        In order to meet the anticipated financial requirements associated with maintaining and reactivating the Balmat Mine, we completed several private placements of our securities. Proceeds of these private placements have also been used for working capital purposes. On November 9, 2005, we announced our intention to reopen the Balmat Mine. We expect that first ore will be produced from Balmat in the second quarter of 2006, building to full production of an estimated 60,000 tons of zinc in concentrate per year within 35 months. We plan to process zinc concentrate produced at the Balmat Mine at the Canadian Electrolytic Refinery in Valleyfield, Quebec with an option to treat up to 40% of the total concentrate at our Zochem plant in Brampton, Ontario.

Acquisition of HBMS

        On October 7, 2004, we entered into an acquisition agreement to acquire from Anglo American International, S.A. all of the issued and outstanding shares of 152640 Canada Inc. (the "Acquisition"), which held all of the issued and outstanding shares of HBMS, for a purchase price of approximately $325 million, subject to adjustments on closing. Effective December 13, 2004, the parties amended the Acquisition Agreement to provide that the net purchase price would be paid in cash in the amount of approximately $303 million and as to $13 million by the issuance to Anglo American of 5,777,777 common shares of the Company and 86,666,667 share purchase warrants (the "Warrants"). Following the Acquisition, we consolidated our common shares on the basis of one new common share of the Company for every 30 old common shares (the "Consolidation"). As a result of the Consolidation, every 30 Warrants are exercisable for one common share, at a price of $3.15 per common share, at any time prior to 5:00 p.m. (Toronto time) on December 21, 2009.

        To fund the Acquisition, we completed an offering (the "Subscription Receipt Offering") of 1,917,510,000 subscription receipts (the "Subscription Receipts") for gross proceeds of approximately $143.8 million and HBMS completed an offering (the "Debt Financing") of 9 5/8% senior secured notes (the "Notes") due January 15, 2012 for gross proceeds of US$175 million. Upon closing of the Acquisition, each Subscription Receipt was exchanged for one pre-Consolidation Common Share and one-half of a Warrant. The Notes contain covenants that, among other things, restrict our ability in certain circumstances to declare or pay dividends or make other distributions on our Common Shares, incur additional debt, enter into sale or leaseback transactions, create liens, make investments, engage in transactions with affiliates, consolidate or merge into other entities or sell assets.

        Pursuant to a guarantee ("Parent Guarantee"), dated as of March 24, 2005, we have unconditionally guaranteed the debt obligations of HBMS under the Notes. We have fully and unconditionally guaranteed all payments on the Notes, including payments of principal, premium (if any) and interest. The guarantee is unsecured and ranks subordinate in right of payment to all senior indebtedness of the Company. The guarantee will terminate on the date upon which we cease to hold a majority of the outstanding voting shares of HBMS.

Province of Manitoba Loan

        In March 2005, we negotiated the continuation of our $17.5 million loan with the Province of Manitoba. The terms of the original agreement with the Province provided that the loan may be repayable in the event of a change of control of HBMS. After our purchase of HBMS on December 21, 2004, new terms and conditions were negotiated with the Province to maintain the loan repayment schedule in accordance with the terms of the then existing agreement. The loan will remain interest-free pending the satisfaction of certain conditions. HBMS plans to fully retire the $15.5 million outstanding loan principal, which is supported by a letter of credit, by 2008.

Exploration Program

        In 2005, we raised $10 million through issues of HudBay common shares on a flow-through basis. During 2005, we used approximately $5.5 million of these funds to fund our exploration program.

Collahuasi Agreement

        For the mutual benefit of both parties, the evergreen concentrate agreement (the "Collahuasi Agreement") between HBMS and Compania Minera Dona Ines de Collahuasi ("Collahuasi"), Chile, to purchase 40,000 dmt of copper concentrate per year from Collahuasi, was terminated effective June 30, 2005. The termination of the Collahuasi Agreement, which would otherwise have expired in 2008, is not expected to impact our ability to supply copper concentrate to our Flin Flon smelter.

Closure of Konuto Lake Mine

        During the fourth quarter of 2005, the Konuto Lake Mine was closed, as planned, due to the completion of mineral reserves at the mine.

Agency Relationship with CMM

        As at January 1, 2006, we changed our contractual relationship with Considar Metal Marketing Inc. ("CMM"), our 50% owned subsidiary, from a sales relationship to an agency relationship with respect to the marketing of copper oxide and precious metals. Pursuant to this agency relationship, as of December 31, 2005 we own 100% of our copper and precious metal inventory until its sale to a customer. Previously, HBMS recognized 100% of its sales when its product was shipped from the Flin Flon operations and sold to CMM.

Acquisition of White Pine Copper Refinery

        In January 2006, through a U.S.-based wholly owned subsidiary of HBMS, we completed the purchase of White Pine Copper Refinery Inc., a Michigan-based copper refinery, for US$13 million, plus US$2.1 million in adjustments. The refinery will provide us with a dedicated processing facility for HBMS copper anodes and reduce our processing costs for copper by approximately $0.02 per pound of copper.

Revolving Credit Facility

        In February 2006, we announced that HBMS had completed a $25 million revolving credit facility with The Bank of Nova Scotia (Scotia Capital). The facility, subject to customary conditions, is guaranteed by the Company and our subsidiary Hudson Bay Exploration and Development Company Limited, and is secured by inventory and receivables. The bank may consent to increasing the facility to $50 million if HBMS satisfies certain conditions.

Repayment of Notes

        In February 2006, we announced that HBMS had repurchased, through the open market, US$19 million of its Notes.

Significant Acquisitions

        We did not complete a significant acquisition during the financial year ended December 31, 2005.

Corporate Structure

        We hold the principal subsidiaries and properties shown in the following chart. The chart shows the jurisdiction of incorporation of our principal subsidiaries and the percentage of voting securities we beneficially own or over which we have control or direction. For each of our principal properties, the chart also shows our beneficial interest in the project and the location of the project.

OUR BUSINESS

Our Business

        We are an integrated base metals mining and smelting company. We have:

  •
  the 777 and Trout Lake zinc and copper mines near Flin Flon, Manitoba, the Chisel North Zinc Mine near Snow Lake, Manitoba, the Konuto Lake Mine in Saskatchewan (closed fall 2005) and the Balmat mine project in New York State (collectively, the "HudBay Mines"), which had, at January 1, 2006, aggregate estimated proven and probable mineral reserves of approximately 21.4 million tonnes of ore, grading 5.3% zinc, 2.0% copper, 1.8 grams per tonne of gold and 21.1 grams per tonne of silver, and an additional estimated 4.9 million tonnes of inferred mineral resources, grading 7.45% zinc, 1.0% copper, 1.2 grams per tonne of gold and 19.1 grams per tonne of silver as at January 1, 2006;

  •
  a metallurgical complex located in Flin Flon, Manitoba and an ore concentrator near Snow Lake, Manitoba; the Flin Flon metallurgical complex is comprised of an ore concentrator, a zinc pressure leach and electro-winning plant and a copper smelter, with an annual production capacity of 115,000 tonnes of cast zinc and 90,000 tonnes of anode copper, as well as gold and silver by-products;

  •
  a zinc oxide plant located in Brampton, Ontario with annual production capacity of 45,000 tonnes of zinc oxide, which off-takes between 32,000 and 41,000 tonnes of our annual zinc metal production;

  •
  a copper refinery in White Pine, Michigan, with annual production capacity of 75,000 tonnes;

  •
  a seasoned exploration team with a proven track record of discovering new ore bodies, together with a land position of more than 200,000 hectares in Manitoba and Saskatchewan, and land holdings in Ontario, the Yukon, New York State and Chile offering potential for further mineral discoveries;

  •
  experienced mine and production management, and a stable work-force with an excellent health and safety record; and

  •
  a 50% interest in an established marketing joint venture, CMM, which markets our metals primarily on an agency basis and identifies and acquires additional zinc and copper concentrate for our metallurgical complex.

        In 2004, we completed a $435 million capital expenditure program (the "777 Project"), that involved the construction and development of the 777 mine in Flin Flon and the Chisel North mine in Snow Lake, capacity expansion of the Flin Flon concentrator, expansion of the Flin Flon zinc plant, including construction of an electrolytic cellhouse and other infrastructure upgrades. The 777 Project has led to improvements in operating margins of the Manitoba and Saskatchewan mines, workplace productivity and workplace safety.

        Total 2005 HBMS production was approximately 115,000 tonnes of refined zinc, 86,000 tonnes of refined copper, 102,000 ounces of gold and 1,410,000 ounces of silver, derived from 228,000 tonnes of zinc concentrate and 318,000 tonnes of copper concentrate (including 112,000 tonnes of purchased concentrate).

        We also own: the development project Gays River mine in the Province of Nova Scotia, Canada; exploration lands in Manitoba and Saskatchewan, and exploration properties in the Province of Ontario, Yukon and Chile. In December 2005, we announced that we had entered into a letter of intent to sell the shares of

ScoZinc Limited, which owns the Gays River lead and zinc mineral property, to Acadian Gold Corporation for $7.5 million. The potential sale transaction is subject to the satisfaction of certain conditions.

Our Competitive Strengths

        We believe that the following business strengths will enable us to increase our production and profitability.

Modern, Upgraded Facilities

        Between 1998 and 2004, we invested approximately $435 million to expand, modernize and improve our mines and plants in Manitoba and Saskatchewan. The 777 Project involved construction and development of the modern 777 and Chisel North mines, capacity expansion at the zinc and copper concentrator in Flin Flon and expansion of our zinc plant, including the installation of an electrolytic cellhouse and other infrastructure upgrades. The design of our Flin Flon zinc plant permits a further low cost 15% capacity expansion. The 777 Project improved our productivity through both the implementation of new technology and streamlining of our workforce. This has translated into operating efficiencies, cost reductions and the production of higher grades of ore.

Land Position with Strategic Exploration Potential

        We hold a land position of more than 200,000 hectares located primarily in Manitoba and Saskatchewan. Over the more than 75 year operating history of HBMS, we have brought into production over 25 ore bodies on HBMS lands. Currently, we operate three mines on this land (at year end). Our land position includes select portions of the highly productive Flin Flon greenstone belt that we believe has excellent potential for further ore body discoveries. Since much of this property is within 100 kilometres of our two concentrators in this region, we anticipate that we will be able to economically exploit even small ore bodies that we discover.

        We also own 51,276 acres of mineral rights in northern New York and lease an additional 4,774 acres of mineral rights in the areas proximate to the Balmat mine.

Vertically Integrated Operations

        Our Flin Flon and Snow Lake operations are comprised of three operating mines, two concentrators, a 90,000 tonne per year copper smelter, a 115,000 tonne per year zinc plant and related infrastructure. These integrated operations limit our exposure to fluctuating third party treatment and refining charges. In addition, we have available capacity at our metallurgical plants, currently filled by purchased concentrates, which gives us the flexibility to develop ore bodies in the area of Flin Flon and Snow Lake that a mining company without proximate metallurgical plants could not develop profitably after payment of transportation and treatment charges. Our zinc oxide production facility, Zochem in Brampton, Ontario, receives and processes a significant amount of our zinc metal production. This off-take mitigates the impact on us of volume cycles in the zinc metal market. Through CMM, our marketing joint venture, we monitor and maintain customer relationships that have, historically, supported demand and premium pricing for our zinc, zinc oxide and copper products. Our White Pine copper refinery, acquired in January 2006, completes our copper vertical integration, reduces our unit cost to produce copper and provides assurance of access to a facility to process anode copper products from our Flin Flon smelter

Experienced Management Team

        Our management and directors have considerable experience in identifying, acquiring and financing mining operations as well as managing public companies. We believe this experience provides a solid base on which to expand our operations. Our management team also has a proven record of success in various aspects of the mining industry, including mining, processing, marketing and the subsequent reclamation of mines. The experience of management at HBMS was integral to the success of the 777 Project, which was completed ahead of schedule and on budget.

Skilled and Stable Workforce and Strong Safety Record

        The HBMS workforce is well trained, historically stable and has significant operational experience at all levels. There has not been a labour work stoppage at the existing HBMS operations in over 30 years, despite significant labour reductions since 1991. Moreover, HBMS has a labour stability agreement in place until 2012 providing a framework for labour relations that prohibits strikes or lockouts at its operations. See "Our Business — Operations — Employees."

        HBMS has established a strong safety record. In 2004, HBMS was recommended for registration of its Safety Management System under Occupational Health and Safety Assessment Series 18001 ("OHSAS 18001"). For the three years ended December 31, 2005, HBMS experienced an average annual rate of 0.75 lost time injury frequency per 200,000 hours worked. We believe that improvements in the safety of the HBMS workforce assist in maintaining healthy labour relations between the HBMS management and workforce.

Well-Developed Low-cost Infrastructure

        We have a well-developed, low-cost infrastructure at our Manitoba and Saskatchewan operations. Substantially all of our electrical power is supplied by Manitoba Hydro from both its and Saskatchewan Power Corporation's power grids, which are fed by three hydroelectric generating stations. Historically, the price of electricity from Manitoba Hydro has been among the lowest offered by major energy utilities in North America. The water supply for the Flin Flon metallurgical complex is pumped from nearby Trout Lake. Further, the Flin Flon properties have well developed access to rail, road and air transportation. Rail access allows concentrate and many other key consumables, such as propane and fuel oil, to be purchased in bulk. It also provides the lowest cost transport of our products.

Our Strategy

        Our strategy is to leverage our proven operating assets, significant mineral reserves and mineral resources and experienced workforce to:

Identify Further Opportunities to Lower our Costs

        Over the past decade, we have lowered our unit costs of production through infrastructure investments, a focus on workplace safety, targeted workforce reduction and an increase in production. For example, we have taken advantage of an opportunity to reduce our costs of production by lowering our costs for copper refining through the purchase of the White Pine copper refinery. Increasing production of concentrate from the HudBay Mines or other of our properties proximate to or otherwise synergistic with our metallurgical facilities is our most significant opportunity to reduce our unit costs and improve our profitability.

Investigate Opportunities for Mine Development and Mineral Reserve Exploration

        We plan to exploit ore bodies and pursue expanded exploration programs. We believe that there remains significant potential to discover additional mineral reserves within the HudBay Mines, particularly at the Trout Lake and 777 mines. We also intend to focus our exploration program on the HBMS land position in Manitoba and Saskatchewan. In November 2005, we announced our intention to re-open the Balmat Zinc Mine in New York State. Using the experienced operations managers from HBMS and the marketing experience of CMM, we believe that we can reproduce many of the operational efficiencies of HBMS at the Balmat mine. We will otherwise focus our development and exploration programs on our other existing projects or future projects to the extent they present attractive opportunities to expand our mineral reserves.

Pursue Growth Through Selective Acquisitions

        We believe there is opportunity for future growth through selective acquisitions of operating assets and properties at an advanced state of exploration and development. Leveraging the expertise of our management team, we intend to pursue a selective and disciplined acquisition strategy in areas of political stability, with a particular focus on properties in North America, Europe, Australia and South America.

Maintain Strong Safety and Environmental Performance

        One of our core values is protecting the health and welfare of our employees and the environment. We have achieved an excellent safety record in recent years and we are committed to continuous improvement of this record. We intend to continue to adhere to strict environmental compliance standards with a goal of continually improving our environmental performance. The Flin Flon, Snow Lake and Zochem operations have been certified to the ISO 14001:1996 Environmental Management System. We believe that our ability to minimize lost-time injuries and environmental regulatory violations is a significant factor in maintaining and realizing opportunities to improve overall operational efficiency.

Operations

        We are a vertically integrated base metals mining and smelting company. The following chart outlines our current operations flow.

Notes:

1.
Our relationship with CMM was converted to an agency relationship on January 1, 2006, whereby, as of December 31, 2005, we own 100% of our copper and precious metal inventory are until sold to customers.

2.
We expect to start ore production at the Balmat Mine Project in the second quarter of 2006.

        The following map shows the locations of our facilities in Manitoba and Saskatchewan.

        The Balmat mine and concentrator is located in St. Lawrence County, New York State, approximately 32 kilometres south of the St. Lawrence River. The White Pine copper refinery is located in the upper peninsula of the State of Michigan at White Pine. Zochem is located in Brampton, Ontario.

Historical Production

        We produce zinc and copper products from concentrates sourced from the HudBay Mines ("domestic concentrates") and from concentrates purchased from other parties ("purchased concentrates"). The chart below sets out our total metal production from the HBMS operations for the years ended December 31, 2005, 2004 and 2003.

		Production Summary
	Units	2005	2004	2003
Metal Production from Domestic Concentrates
Zinc	000s tonnes	114.6	108.4	93.0
Copper	000s tonnes	49.4	43.7	42.1
Gold	000s troy ounces	100.5	77.6	57.0
Silver	000s troy ounces	917.6	696.5	630.3
Metal Production from Purchased Concentrates
Zinc	000s tonnes	0.1	1.8	24.8
Copper	000s tonnes	36.9	33.2	41.3
Gold	000s troy ounces	1.9	1.4	3.6
Silver	000s troy ounces	492.9	418.1	460.5
Total Metal Production
Zinc	000s tonnes	114.7	110.2	117.8
Copper	000s tonnes	86.3	76.9	83.4
Gold	000s troy ounces	102.4	79.0	60.6
Silver	000s troy ounces	1,410.5	1,114.6	1,090.8

Underground Mining Operations

        As at December 31, 2005, our material properties were the HudBay Mines. The HudBay Mines consist of the 777, Trout Lake and Chisel North mines in northern Manitoba and the Balmat Mine in New York State. The Konuto Lake mine in northern Saskatchewan was closed during 2005. Each of the HudBay Mines is an underground mine.

The HudBay Mines in Flin Flon/Snow Lake

  Location

        Other than the Chisel North mine, the HudBay Mines are within 24 kilometres of Flin Flon. The Chisel North mine is approximately 215 kilometres east of Flin Flon. The Town of Flin Flon is approximately 750 kilometres north of Winnipeg, the capital of the Province of Manitoba. Flin Flon has a population of approximately 7,000 people, with an additional 3,000 people living in the surrounding community, and has well developed access to road, rail and air transportation.

        The water supply for Flin Flon is taken from Trout Lake. Electrical power is supplied from the Manitoba Hydro and Saskatchewan Power Corporation power grids, which are fed by three hydroelectric generating stations.

        Annual rental costs for the mineral rights are approximately $280,000, based on a rate of $8.00 per hectare.

        The geographical area has cool summers and very cold winters with a mean annual temperature of –2.5o C. The predominant vegetation is closed stands of black spruce and jack pine with a shrub layer of ericaceous shrubs and ground cover of mosses and lichens.

  Geology

        The HudBay Mines are located in the Canadian shield, one of the world's largest exposed areas of Precambrian rocks. Within the Canadian shield are large, deformed remnants of ancient volcanic-sedimentary terrain ("greenstone belts"), which historically have been proven locations of base and precious metals.

        The ore bodies of the Flin Flon greenstone belt occur in a highly prospective early Proterozoic island-arc assemblage that stretches for an exposed length of 250 kilometres east-west and 75 kilometres north-south. The deposits are precious metal rich and of the copper-zinc volcanic massive sulphide ("VMS") type hosted in both felsic and mafic volcanic rocks with the felsic type hosting the largest deposits. VMS deposits are best classified into just two major groups, copper-zinc type and zinc-lead-copper type, respectively, which reflects the associations of major ore metals and other geological characteristics. VMS deposits in the area range in size from less than 100,000 tonnes to the more than 100 million tonne Flin Flon/777/Callinan cluster of ore bodies.

  History

        HBMS has operated in the Flin Flon greenstone belt for more than 75 years. During this period, HBMS has mined approximately 158 million tonnes of ore.

        In the mid-1990s, a strategic review of the HBMS operations showed a company in decline; HBMS had declining reserves, lower ore grades, rising costs and a poor safety record. At this time, HBMS concluded that it had less than a ten-year mine life and planned closure of operations before 2005.

        In connection with the closure plan, HBMS decided to continue exploration efforts until 1998, the latest time an ore body could be developed for production prior to the planned closure. In 1993, based on its drilling program, HBMS discovered the 777 deposit and by 1997 had defined this ore body. HBMS determined that the 777 ore body had the potential to extend its operations for another 12 to 16 years, if a number of critical factors were first addressed. As a result, HBMS significantly lowered its overall unit operating cost, improved its safety performance and created a performance-oriented culture.

  777 Mine

        The 777 mine is located immediately adjacent to HBMS' principal concentrator and metallurgical plant in Flin Flon and is part of a cluster of ore bodies. The 777 mine contains approximately 80.1% of the estimated HBMS mineral reserve tonnage as at January 1, 2006.

        This mine was first indicated in 1993 by an underground exploration hole that intersected the mineralization at a depth of 1,000 metres. In 1995, a drilling program delineated the ore body. In 1999, HBMS commenced the development of the 777 mine as part of the 777 Project and commercial production from the mine commenced in January, 2004.

        The Flin Flon cluster of ore bodies, which encompasses the Flin Flon, Callinan and 777 ore bodies, is comprised of a sequence of volcanic flow and volcaniclastic rocks that are predominantly basaltic in nature. In the mine area, the mine horizon stratigraphic sequence lies on the west side of the Hidden Lake Syncline and strikes about 350 degrees true and dips 50 to 60 degrees to the east.

        The mine has an internal ramp system to allow movement between working levels. The 777 shaft is a 6.7 metre diameter vertical shaft to a depth of 1,530 metres. Ore and waste hoisting is with a double-drum hoist with a capacity in excess of 1.35 million tonnes per year using 16-tonne skips. A separate double drum hoist operates a cage and counterweight and a single drum hoist operates a small cage.

        Mining is by a combination of mechanized cut and fill and longhole open stoping. Paste backfill is used to fill mined stopes and is delivered from the Flin Flon concentrator by pumping through a network of lined boreholes and pipes. Pillars are left as regional support in addition to the backfill. The host country rock, particularly in the hanging wall, is competent.

        Ventilation control is adequate and the main shaft is the primary fresh air intake. Compressors supply compressed air. Pipes are installed to distribute the compressed air and water through the mine. The mine also has adequate electrical power for mining purposes.

        The following chart sets forth the production of the 777/Callinan mine for the years ended December 31, 2005, 2004 and 2003.

777 Mine Historical Statistics(1)

		December 31
	Units	2005	2004	2003
Ore Mined	000s tonnes	1,093.7	975.9	709.2
Zinc	%	4.47	4.50	3.96
Copper	%	2.24	2.89	2.80
Gold	grams/tonne	2.09	2.26	1.92
Silver	grams/tonne	23.83	23.14	21.81
Manpower	persons	216	188	177
Contained Zinc	tonnes (Mm lbs)	48,863 (107.7)	43,906 (96.8)	28,090 (61.93)
Contained Copper	tonnes (Mm lbs)	24,481 (54.0)	28,203 (62.2)	19,871 (43.81)
Contained Gold	kilograms (troy oz)	2,303 (74,043)	2,013 (70,999)	1,362 (43,777)
Contained Silver	kilograms (troy oz)	26,072 (838,235)	20,585 (726,125)	15,464 (497,179)

Note:

(1)
Includes the connected Callinan Mine.

  Trout Lake Mine

        The Trout Lake mine is located approximately six kilometres northeast of Flin Flon. The Trout Lake mine contains approximately 12.7% of the estimated HBMS mineral reserve tonnage as at January 1, 2006.

        The Trout Lake mine was discovered by Granges Exploration in the 1970s, as a result of testing by drilling an electromagnetic geophysical target located in an area beneath Trout Lake believed to be underlain by felsic volcanic rocks similar to those that host the Flin Flon ore bodies. Commercial production commenced at the Trout Lake mine in 1982.

        The Trout Lake ore body sub-crops beneath Trout Lake and contains more than 30 lenses in several zones. The lenses dip approximately 60 degrees and the average lens width is 8 metres. The ore body is a proximal volcanic massive sulphide deposit. Chalcopyrite and sphalerite are the main base metal sulphides and occur with pyrite in massive sulphide layers.

        The main shaft has been sunk to a depth of 1,091 metres. The mine development includes a number of inclined ramps and steeply inclined ventilation shafts and ore passes. The shaft is a circular two-compartment 4.9 metre diameter vertical shaft operating to a depth of 1,091 metres. The ramp extends to approximately 1,100 metres below surface at an inclination of 15% from the horizontal. A 762 metre long inclined conveyor delivers the ore from the underground crusher to the coarse ore bin adjacent to the shaft.

        Mining is by longhole open stoping using trackless equipment. Crushed ore is trucked from the mine site to the Flin Flon concentrator for processing and subsequent treatment in HBMS' zinc plant and copper smelter.

        The following chart sets forth the production of the Trout Lake mine for the years ended December 31, 2005, 2004 and 2003.

Trout Lake Mine Historical Statistics

		December 31
	Units	2005	2004	2003
Ore Mined	000s tonnes	858.8	916.1	872.7
Zinc	%	5.61	5.32	4.82
Copper	%	1.39	1.46	1.17
Gold	grams/tonne	1.47	1.47	1.78
Silver	grams/tonne	14.61	13.58	20.40
Manpower	persons	178	177	183
Contained Zinc	tonnes (Mm lbs)	48,190 (106.2)	48,773 (107.5)	42,018 (92.63)
Contained Copper	tonnes (Mm lbs)	11,921 (26.3)	13,412 (29.6)	10,219 (22.53)
Contained Gold	kilograms (troy oz)	1,261 (40,543)	1,231 (43,422)	1,556 (50,021)
Contained Silver	kilograms (troy oz)	12,533 (402,955)	11,337 (399,890)	17,802 (572,352)

  Chisel North Mine

        The Chisel North mine is 10 kilometres west of the Snow Lake concentrator and about six kilometres south of the Town of Snow Lake, which is approximately 215 kilometres from Flin Flon. The Chisel North mine contains approximately 7.3% of the estimated HBMS mineral reserves, as at January 1, 2006.

        In 1986, an exploration program was initiated to systematically explore the Chisel basin. Additional drilling was carried out between 1993 and 1997 to suitably define the ore body for a feasibility study. A total of 77,632 metres in 130 holes and wedges were drilled by 1998. Commercial production commenced at the Chisel North mine in June, 2000.

        The deposit consists of massive sulphides overlain by barren basalt volcanic flows. Sphalerite and minor amounts of chalcopyrite are the main base metal sulphides and occur with pyrite in massive sulphide layers conformable to stratigraphy. The ore resources are between 400 metre and 650 metre depths in four stacked zinc rich sulphide lenses.

        The mine depth is to the 687 metre level. Mining is by room then pillar, post pillar cut and fill and blast hole stoping using trackless equipment. Ore is truck hauled to surface for crushing and subsequently trucked to the Snow Lake concentrator, by independent trucking contractors.

        The following chart sets forth the production of the Chisel North mine for the years ended December 31, 2005, 2004 and 2003.

Chisel North Mine Historical Statistics

		December 31
	Units	2005	2004	2003
Ore Mined	000s tonnes	336.7	327.9	303.2
Zinc	%	9.00	9.99	11.32
Copper	%	0.19	0.16	0.20
Gold	grams/tonne	0.58	0.48	0.62
Silver	grams/tonne	26.71	25.47	20.26
Manpower	persons	72	65	72
Contained Zinc	tonnes (Mm lbs)	30,296 (66.8)	32,736 (72.2)	34,319 (75.7)
Contained Copper	tonnes (Mm lbs)	654 (1.4)	518 (1.1)	606 (1.3)
Contained Gold	kilograms (troy oz)	193 (6,212)	143 (5,060)	187 (6,015)
Contained Silver	kilograms (troy oz)	8,993 (289,134)	7,612 (268,517)	6,143 (197,504)

  Konuto Lake Mine

        The Konuto Lake mine is situated in Saskatchewan, approximately 24 kilometres from HBMS' principal concentrator and metallurgical plant in Flin Flon. During the fourth quarter of 2005, the Konuto Lake mine was closed, as planned, due to the depletion of mineral reserves.

        The Konuto Lake ore body was discovered by an airborne geophysical survey in 1994 with follow-up diamond drilling taking place the same year. The Konuto project capital development and construction started in 1997 and production began in 1999. In 2001 a parallel, wide lens was discovered and is currently being mined. The mine produces approximately 300,000 ore tonnes per annum from near vertical multiple lenses between 40 metres and 465 metres depths. Initial mining was by cut and fill using unconsolidated waste rockfill and since 2003 includes longhole open stoping.

        The deposit consists of volcanic hosted massive sulphides overlain by barren basalt volcanic flows. Chalcopyrite and minor sphalerite are the main base metal sulphides and occur with pyrite in massive sulphide layers conformable to stratigraphy. The horizon that hosts the deposit has been repeated by north trending isoclinal folding and may be the same horizon that hosted the Birch-Flexar ore bodies two kilometres east of the Konuto Lake deposit.

        Mine access is by a ramp to a depth of 456 metres. Mining is by a combination of longhole open and cut and fill stoping. The ore is crushed on surface under a contract and then hauled over a company road to the concentrator at Flin Flon.

        The following chart sets forth the production of the Konuto Lake mine for the years ended December 31, 2005, 2004 and 2003.

Konuto Lake Mine Historical Statistics

		December 31
	Units	2005	2004	2003
Ore Mined	000s tonnes	312.5	327.2	321.5
Zinc	%	1.81	2.08	1.82
Copper	%	3.90	4.07	3.73
Gold	grams/tonne	1.65	1.92	1.99
Silver	grams/tonne	9.15	9.60	9.50
Manpower	persons	0	42	55
Contained Zinc	tonnes (Mm lbs)	5,665 (12.5)	6,793 (15.0)	5,841 (12.9)
Contained Copper	tonnes (Mm lbs)	12,178 (26.8)	13,308 (29.3)	11,985 (26.4)
Contained Gold	kilograms (troy oz)	516 (16,598)	573 (20,200)	639 (20,553)
Contained Silver	kilograms (troy oz)	2,865 (92,102)	2,863 (100,999)	3,053 (98,158)

The Balmat Mine

        Note that Imperial units of measurement (i.e. tons, acres, etc.) are used in this description of the Balmat Mine.

        The Balmat Mine is a development property located in the Balmat-Edwards mining district in St. Lawrence County, New York State about 32 kilometres south of the St. Lawrence river. The area has been a mining district for over 90 years and all the infrastructure required for ongoing operations at the Balmat mine is available in the immediate area.

        The Balmat property comprises several reclaimed zinc mines, the Balmat Mine and related assets, including a 5,000-ton per day concentrator, a rail siding and related maintenance facilities, administration buildings and associated infrastructure. The mine was put on care and maintenance in October, 2001 due to low zinc prices. In November 2005, we announced our intention to re-open the Balmat Mine. We expect that the first ore will be produced in the second quarter of 2006.

        We indirectly own 51,276 acres of mineral rights in St. Lawrence (51,175 acres) and Franklin (101 acres) counties in northern New York. We lease an additional 4,774 acres of mineral rights in the areas proximate to the Balmat mine.

        The four main ore zones that comprise the Balmat Mine are the Mud Pond, Mahler, New Fold and Northeast Fowler. Leased claims cover 38% of the Mud Pond ore body, 15% of the Mahler ore body, 33% of the New Fold ore body and 40% of the Northeast Fowler trend. The leased claims are subject to a 4% net smelter return royalty. With the exception of one ten-year lease that expires in 2014, the leases have an initial 20-year term, with the first set to expire in 2021, and are renewable for additional terms of 20 years.

  History

        Between 1915 and 2001, over 43 million tons of ore grading 9.4% zinc were mined from the four mines that have comprised the Balmat-Edwards zinc district. Drilling and development subsequent to 1996 led to a ten-fold increase in Mud Pond mineral reserves. The Mahler orebody was discovered in 2000, while high-grade mineralization was intersected in the New Fold and Northeast Fowler trends in 1997 and 2004, respectively. Prior to October 2001, when the mine was put on care and maintenance, over 9.4 million tons of ore grading 8% zinc was produced from the Balmat mine.

  Geology

        The Balmat-Edwards district occurs in the Frontenac Arch, an area characterized by a northwesterly trending window of Precambrian rocks overlain by and exposed beneath younger Paleozoic strata and Pleistocene glacial and lacustrine deposits.

        The Balmat-Edwards zinc deposits occur in Proterozoic metasedimentary rocks of the Grenville Supergroup.

        The zinc orebodies occur in siliceous dolomitic and evaporite-bearing marbles of the Upper Marble Formation, the uppermost of four metasedimentary formations mapped in the district. The Upper Marble is exposed in the core of the Sylvia Lake syncline, a major recumbent, doubly plunging, isoclinal fold lying between the towns of Balmat and Edwards. The Balmat mine is located in the southwestern hinge area of the Sylvia Lake syncline.

  Mineralization

        The majority of the 14 ore zones in the Balmat Mine are arranged in three "clusters", containing three to five ore zones each.

        The mineralization is dominantly zinc sulphide with lead sulphide and iron sulphide. The zinc to lead ratio is approximately 35 to 1.

        Stratiform "parent" and stratabound but generally crosscutting "daughter" massive sulphide orebodies plunge gently (15 to 25 degrees) from north-northwest to northeast and generally range in size from 500,000 to 10,000,000 tons. Ore occurs as both tabular and podiform bodies with complex cross-sectional configurations.

  Sampling and Analysis

        All assays are done at the mine site using appropriate quality-control, quality-assurance checks.

        The assay laboratory/metallurgical testing facility has established, documented and supervised procedures for sample preparation, assaying and metallurgical tests. In addition, there is a documented procedure for quality control assurance.

        Historic data indicates consistently very close correlation between estimated concentrate head grades versus calculated concentrate head grades, concentrate grades and tailings losses.

Concentrators

  Flin Flon Concentrator

        At the Flin Flon concentrator, we produce zinc and copper concentrates from ore mined at the 777, Trout Lake and Konuto Lake mines. As part of the 777 Project, the capacity of the Flin Flon concentrator was expanded from 1.81 million tonnes of ore per year to 2.18 million tonnes of ore per year. The concentrator can handle ore from each mine separately and blending is done at the grinding stage.

        The Flin Flon concentrator facility includes a paste backfill. The facility also includes associated infrastructure facilities such as maintenance shops and laboratories.

        The ore is crushed in a two-staged process using cone crushers to –19mm with a combination of screens and recycling of oversized material. The fine ore is stored in seven 725 tonne fine ore bins. The grinding circuit has two 3.8 metre by 4.9 metre rod mills and a 5.0 metre by 9.7 metre ball mill operating in closed circuit with six cyclones. The final product is 80% passing 70 microns at a rate of 300 tonnes per hour.

        The copper circuit has six 40 m3 cells for roughing/scavenging and a bank of four 16 m3 and four 8 m3 cells for closed circuit cleaning. On removal of the copper, the slurry is fed to the zinc circuit with nine 40 m3 cells for roughing/scavenging and a three stage cleaning circuit. The system includes an on stream analyzer.

        The concentrates are dewatered in two 8 metre diameter high rate thickeners and five 2.6 metre by 6 metre vacuum disc filters. Both copper and zinc concentrate are transferred to the concentrator storage sheds prior to treatment in the metallurgical complex. Tailings from the concentrator are pumped to the Flin Flon tailings impoundment immediately adjacent to the concentrator. We plan to expand the tailings pond in 2006.

  Snow Lake Concentrator

        The Snow Lake concentrator is approximately 215 kilometres from the metallurgical plants in Flin Flon. The facility processes only the Chisel North mine ore and produces zinc concentrate that is processed at the zinc plant in Flin Flon. Concentrate is shipped by truck to Flin Flon.

        After being shut down in 1998, we reopened the Snow Lake Concentrator in 2000 in connection with the commencement of production at the Chisel North mine. The Snow Lake concentrator has a capacity of approximately 1.2 million tonnes of ore per year including crushing, grinding, flotation, thickening, filtering and drying capabilities. However, all of the circuits necessary to throughput rated capacity are not in operation at this time. Power, water, vacuum and other services are available to allow refurbishment to the full production rate.

        The ore is crushed to –19mm material by a single crusher. The oversize is processed through a cone crusher and delivered to a 750 tonne fine ore bin. The crushed ore is first ground in a rod mill and then in a ball mill. The zinc flotation is by a set of four zinc rougher cells, three scavenger cells and a three stage cleaning circuit. The concentrates are dewatered and held in a storage shed.

        Tailings generated by the Snow Lake concentrator are deposited in Anderson Lake, which we believe mitigates environmental concerns. We expect that the tailings area will have sufficient volume for the projected mine life.

  Balmat Concentrator

        The 5,000 ton per day Balmat concentrator was commissioned in 1971. In the past, the Balmat concentrator has produced zinc concentrate that is coarse grained and free from substantial amounts of elements deletrious to the smelting and refining process. The Balmat concentrator has not been in operation since October, 2001.

  Concentrator Production

        The following chart sets forth certain information regarding the total concentrate produced at HBMS concentrators during the most recently completed three fiscal years.

		Flin Flon Concentrator December 31,			Snow Lake Concentrator December 31,
Production Data
		2005	2004	2003	2005	2004	2003
Ore Milled	000s tonnes	2,262.6	2,156.1	1,902.7	331.4	327.9	304.0
Zinc	%	4.53	4.50	3.99	9.00	9.99	11.32
Copper	%	2.14	2.46	2.22	0.19	0.16	0.20
Gold	grams/tonne	1.78	1.89	1.89	0.58	0.48	0.62
Silver	grams/tonne	18.14	17.31	19.03	26.78	25.47	20.26
Zinc Concentrate	000s tonnes	164.4	152.5	121.2	56.6	61.8	65.1
Zinc Grade	%	51.5	50.4	49.6	51.3	51.50	51.4
Zinc Recovery to Zinc Concentrate	%	82.6	79.2	79.1	97.3	97.3	97.3
Copper Concentrate	000s tonnes	188.9	209.0	166.3	—	—	—
Copper Grade	%	23.82	23.6	23.2	—	—	—
Copper Recovery to Copper Concentrate	%	92.8	93.0	91.5	—	—	—
Gold Recovery to Copper Concentrate	%	74.9	69.7	46.7	—	—	—
Silver Recovery to Copper Concentrate	%	66.3	68.1	47.9	—	—	—
Manpower:	persons	83	83	81	25	25	25
Productivity:	tonnes milled per employee per month	2,272	2,165	1,958	1,104	1,093	1,013

Zinc Plant

        Our zinc plant produces special high-grade ("SHG") zinc metal in three cast shapes from zinc concentrate. Our plant is one of four primary zinc producers in North America. We produced 114,700 tonnes of refined cast zinc in 2005. As part of the 777 Project, the capacity of the zinc plant was expanded by 15% to 115,000 tonnes of cast zinc per year and approximately an additional 15% low cost expansion is possible.

        Both domestic concentrate and purchased concentrate are processed at the plant. Approximately 2% of concentrate treated at our zinc plant in 2004 was purchased concentrate, while no purchased concentrate was treated at the plant in 2005. We expect that our need for purchased concentrate will increase, due to declining zinc production at our Flin Flon area mines. In the past, we have purchased zinc concentrate from a number of North American mines. We do not currently have any contracts to purchase zinc concentrate. However, we anticipate that future concentrate requirements will be fully met from both North and South American sources. Further, a portion of the concentrate produced from our re-opened Balmat zinc mine will be railed to our zinc plant for treatment.

        The plant incorporates a two-stage zinc pressure leaching. The zinc pressure leach plant uses Dynatec technology to extract zinc from zinc sulphide concentrate. The concentrate is treated in a low acid leach autoclave and a high acid leach autoclave that recovers most of the zinc. The zinc plant also includes a solution purification stage and a modern electro-winning cellhouse designed by Asturiana de Zinc, which uses the largest cathodes in operation. Included in the zinc plant are an oxygen plant, a concentrate handling, storage and regrinding facility, a zinc pressure leach plant, a solution purification plant, a cellhouse, a casting plant and a zinc storage area with the ability to load trucks or rail cars.

        The zinc solutions from the pressure leach plant are treated in a four-stage purification process to remove impurities such as copper and cadmium. Following purification, the solution is pumped to the cell house for electro-winning to produce SHG zinc. The cathode zinc is then melted in an induction furnace at the casting plant. The casting plant can produce SHG zinc and zinc alloys in three sizes.

        The zinc plant has a dedicated leach residue disposal facility. The bulk of the waste material is gypsum, iron and elemental sulphur. Wastewater is treated and recycled through the zinc plant.

        The zinc casting plant is certified to ISO 9001-2000 (quality management system).

Copper Smelter

        At our copper smelter, copper concentrates are processed into anodes, which are then shipped by rail to our White Pine copper refinery. There the anodes are refined into market standard copper cathodes.

        The copper smelter has an annual capacity of 90,000 tonnes of anode copper. In 2005, we produced approximately 86,000 tonnes.

        Both domestic concentrate and purchased concentrate are treated at the smelter. Approximately 35% and 35% of concentrate treated at our copper smelter in 2004 and 2005, respectively, was purchased concentrate. Concentrate has previously been purchased from a number of North American mines, with the principal supplier being the Highland Valley Copper mine in British Columbia. A frame agreement with Highland Valley Copper is in place to supply the principal purchased copper concentrate requirements of HudBay through 2008. In November 2005, HBMS entered into an agreement with Montana Resources LLP to purchase copper concentrate from the Butte Mine in Montana. The purchase agreement provides that HBMS can purchase 10% of Montana Resources' Butte mine concentrate production, or approximately 13,000 dry metric tones in 2006, and 20% of annual production, or approximately 26,000 dry metric tonnes each year thereafter. This agreement runs to 2015, subject to certain termination rights effective after December 18, 2008.

        Copper concentrate is delivered to the smelter by conveyor or rail. The copper smelter includes facilities for concentrate handling and storage, flux blending, roasting, calcine handling, smelting in a reverberatory furnace, processing in converting furnaces, anode refining and casting and rail car loading of anodes.

        The converter gas handling system at the smelter has reduced fugitive gas emissions at ground level by approximately 90% since 2000, and HBMS has reduced total particulate emission in compliance with regulations and the voluntary Accelerated Reduction and Elimination of Toxics ("ARET") program.

        The concentrate is roasted in one of five 6.6 metre by 9.1 metre roasters to remove approximately half of the sulphur. The calcine is then processed through a reverberatory furnace to produce copper matte. The matte is converted into blister copper in converters and then refined and cast into anode in a wheel mould.

        The smelter has procedures to handle all the wastes produced by the process. The roaster gases are passed through an electrostatic precipitator to remove dust, which is recycled to the furnaces. The slag is dumped in a slag dumpsite and is used for tailings dam construction.

Zochem

        Zochem is the zinc oxide production facility of HBMS, located in Brampton, Ontario. Zochem is a stand-alone operation that off-takes between 32,000 tonnes and 41,000 tonnes of our zinc metal production per year, buffering our production schedules and inventories against the impact of zinc market cyclicality. In 2005, Zochem was the third largest producer of zinc oxide in North America, accounting for approximately 20% of the North American market.

        The Zochem facilities have a total capacity of 45,000 tonnes per year of zinc oxide. In 2005, Zochem produced approximately 43,000 tonnes of zinc oxide. The zinc oxide produced by Zochem is sold through CMM.

        Zochem is registered to ISO 9001:2000 (quality), OHSAS 18001 (health and safety management system) and ISO 14001:1996 (environmental management system).

White Pine Copper Refinery

        The White Pine copper refinery processes copper anode into refined copper cathode. The White Pine copper refinery is located in the western upper peninsula of Michigan. Pursuant to the exercise of an outstanding option, in January 2006, we completed the purchase of White Pine Copper Refinery Inc., the owner of the White Pine refinery, for US$13 million, subject to certain adjustments.

        The White Pine Copper Refinery Inc. is the beneficiary of an agreement with the State of Michigan pursuant to which the State of Michigan has covenanted not to take any action against White Pine Copper Refinery Inc. for cleanup costs at the White Pine property in connection with contamination that existed at the time it acquired the property, including contamination emanating from, or attributable to, such contamination, under certain sections of the Natural Resources and Environmental Protection Act (Michigan). Pursuant to this agreement, White Pine Copper Refinery Inc. has agreed to certain conditions, including certain remedial obligations. Notwithstanding our acquisition of the White Pine refinery, this covenant has continued for our benefit.

Employees

        We have approximately 1,426 permanent employees in the Flin Flon and Snow Lake areas, of whom approximately 1,152 are unionized. Unions representing steelworkers, machinists and aerospace workers, electrical workers, boilermakers, carpenters, painters and operating engineers are among the unions represented. In 1998, HBMS entered into an amending agreement in respect of certain existing collective bargaining agreements, establishing a framework for union/management relations to 2012, subject to the satisfaction of certain ongoing conditions. The amending agreement prohibits strikes and lockouts and provides for binding arbitration in the event that negotiated contract settlements are not achieved. All current collective bargaining agreements are for three-year terms. The parties are currently negotiating the next term of the collective bargaining agreement, which will become effective as of January 1, 2006. We also have a profit sharing plan whereby 10% of HBMS' after tax earnings for any given fiscal year will be distributed to all employees at the Flin Flon/Snow Lake operations, with the exception of executive officers and key management personnel.

        Our Zochem division employs 42 people, 26 of whom are unionized. Zochem and the Communication, Energy, and Paperworkers union have a three-year collective agreement, which expires in July, 2006. The Flin Flon amending agreement does not apply to the Zochem collective bargaining agreement.

        In addition, we have approximately 100 employees (including contractors) at the Balmat Mine, 60 employees at the White Pine copper refinery and eight head office.

        In connection with the Acquisition, HBMS agreed to pay approximately $1.89 million to approximately 23 current employees to cover payments to be made under a retention plan, payable in two equal installments, both of which have been made. In addition, we have agreed to pay retention bonuses in the aggregate amount of $1 million to those HBMS employees appointed as our officers following the Acquisition, which payments have also been made. See "Our Directors and Officers".

Health and Safety

        The safety performance at our HBMS facilities is measured by a variety of indices and has markedly improved in all categories over the last ten years. Lost time accident (LTA) frequency rates per 200,000 hours worked have fallen from 16.2 accidents in 1994 to consistently in the 0.75 range over the last three years.

        As a result of the significant reduction in the LTA and severity frequency rate per 200,000 hours worked, there was a reduction in HBMS' Worker's Compensation Board assessments from approximately $5 million in 1995 to approximately $1.77 million in 2005.

Principal Products and Marketing

        Our primary products are zinc metal, copper metal and zinc oxide. We also produce gold, silver and lead as by-products.

        We market our metals through CMM. We formed CMM as a joint venture company with Considar Inc. ("Considar"). HBMS and Considar each own 50% of the shares of Considar Metal Marketing S.A., which in turns owns CMM. CMM markets, predominantly in North America, all of our zinc metal, copper metal and zinc oxide production. We have an agency relationship with CMM with respect to our copper and precious minerals. CMM also assists us in identifying and acquiring additional zinc and copper concentrates to fill the capacity of the HBMS metallurgical complex.

        Based on targeted marketing, quality products and long-standing customer relationships, we have historically received a market gross premium on zinc and copper sales, typically in the range of US$0.025 to US$0.055 per pound of zinc and US$0.01 to US$0.04 per pound of copper. In 2005 and 2006, we have experienced periods when premiums were in excess of this range. Our continuing receipt of these premiums will depend on regional supply and demand within the North American market and the continued success of the marketing efforts of CMM.

Suppliers and Raw Materials

        We spend a significant percentage of our annual consolidated revenue to procure goods and services in support of our business activities. Principal goods and services include copper and zinc concentrate, maintenance and repair parts and services, electricity, fuel and lubricants, ground support materials, explosives, tires, chemical reagents and ventilation supplies. We use suppliers or independent contractors for a portion of our equipment rebuilds and repairs both on and off-site, as well as for construction and reclamation activities and to support computer systems.

        In the past, we have purchased concentrate from a number of North American mines, with the principal supplier being the Highland Valley Copper mine in British Columbia and the Montana Resources Butte mine.

Competition

        The base metals mineral exploration and mining business is highly competitive. We compete with numerous other companies for the discovery and acquisition of mineral rich properties that can be developed and produced economically, the technical expertise to find, develop, and operate such properties, the labour to operate the properties, and the capital for the purchase of such properties. Many of these companies are substantially larger and have greater financial resources than we do. Our ability to acquire additional mineral reserves in the future will depend not only on our ability to develop and operate our current properties, but also on our ability to identify and acquire suitable producing properties or prospects for base metals development or mineral exploration. We also compete with manufacturers of substitute materials or products for which zinc and copper are traditionally used. For example, steel treated with epoxy resins or paint may be used in place of zinc-based galvanized steel and aluminum based conductors may be used in place of copper-based conductors. However, due to the metallic properties of zinc and copper, there are few, if any, substitutes of either that are of comparable quality.

Environmental Liabilities

        We have a dedicated team of seven engineers and technicians at HBMS who are charged with managing our environmental activities and our environmental compliance with all applicable standards and regulations.

Air Quality

        During the past ten years, we have invested a significant amount to reduce emissions from our copper smelter, resulting in reductions of airborne emissions. We have participated in the Environment Canada ARET and Strategic Options Process ("SOP") programs. We have substantially achieved the ARET reductions and 73% of the 2008 SOP reduction targets. By 2008, we expect to reduce our particulate emissions to 80% of 1988 levels but this may require capital expenditures.

        On September 25, 2004, the Canadian federal government issued a proposed notice requiring the preparation and implementation of pollution prevention plans in respect of specified toxic substances released from base metal smelters and refineries and zinc plants. The proposed notice would set annual air release targets for sulphur dioxide, particulate matter and mercury as factors to be considered in the preparation of the pollution prevention plans utilizing best available techniques. The air release targets are divided into two phases, with the first reductions being set for December 31, 2008 with a subsequent reduction by December 31, 2015.

        The mercury reduction targets in the proposed notice are consistent with the Canada-wide Standard (CWS) for Mercury Emissions endorsed by the Manitoba provincial government. Recent studies have confirmed that our current mercury emissions are of a similar order as those reported in recent years. These targets are below our current emissions levels for the specified substances and, if implemented in its proposed form, the costs of meeting these targets would be material.

        In an effort to improve ambient air quality in the Flin Flon area close to the tailings deposition site, we have placed a slag cover over exposed tailings beaches. Further, we are currently changing our tailings deposit plan to minimize dusting potential. In early 2006, we approved capital expenditures in connection with the expansion of the Flin Flon tailings impoundment system, locating it farther away from the local community.

Water Quality

        The operations of HBMS have a number of permitted effluent discharges for the various mines and process facilities, regulated both federally and provincially. Tailings impoundment and water treatment systems at both Flin Flon and Snow Lake as well as mine water treatment facilities are operated to meet the regulated discharge limits for water quality.

        In 2005 there were two minor incidents where environmental thresholds were exceeded. HBMS' environmental management systems responded appropriately to minimize the environmental impact of these events, and the incidents did not result in any regulatory action.

        At the Balmat operation effluent treatment is less onerous due to the basic mineralogy of the ore, and during normal operations State permitted effluent levels were achieved without additional water treatment requirements. However, during the period of care and maintenance, a water treatment facility had to be commissioned to achieve the necessary effluent discharge water quality resulting from mine dewatering activities during winter months. Effluent quality problems were encountered in the winter of 2005 during re-commissioning due to a number of factors. While it is believed that these factors have now been appropriately addressed, the permitted zinc discharge limit was exceeded in December 2005 and continued into the first quarter of 2006. It is not known at this stage whether this will result in regulatory action.

Contaminated Soils and Facilities

        The concentrators, metallurgical facilities and mine sites reflect the impact of historic and current operations. HBMS has undertaken some clean up of the plant and mine areas as part of recent plant site improvements and waste management programs. Full cleanup and restoration will only be undertaken at closure. We believe that progressive reclamation of past operating sites has occurred with good results. We have estimated that total reclamation costs relating to the closure of all our facilities in Manitoba and Saskatchewan will be approximately $53.6 million and the net present value of these costs is $28.3 million. In November 2005, a major Canadian environmental engineering firm completed an evaluation of the closure and reclamation plans for the HBMS operations. Based on this evaluation, we are satisfied that current financial statement provisions for closure and environmental reclamation obligations in Manitoba, Saskatchewan and elsewhere are appropriate and adequate.

        The updated closure and reclamation plans are supported by financial assurance consisting of letters of credit and asset pledges for the Flin Flon Metallurgical complex, at closure. The 2005 combined value of the financial assurance provided to the Governments of Manitoba and Saskatchewan is more than $75.0 million.

        See "Risk Factors — Reclamation and mine closure costs could adversely affect our cash flow from operations".

RISK FACTORS

        An investment in our securities is speculative and involves significant risks that should be carefully considered by prospective investors before purchasing such securities. In addition to the risk factors described elsewhere in this AIF, the risk factors that should be taken into account in any investment decision include, but are not limited to, those set out below. Any one or more of these risks could have a material adverse effect on the value of our securities and should be taken into account in assessing our activities.

The market price of metals is volatile.

        Our earnings and financial condition depend upon the market prices of metals, which can fluctuate widely. Metal prices ultimately depend on demand in the end markets for which metals are used. The principal end markets for zinc and copper are the steel and automotive industries and the electrical and electronics industries, respectively. These industries, as well as certain other industries that use zinc or copper, are cyclical in nature. Demand is affected by numerous factors beyond our control, including the general level of industrial production, interest rates, the rate of inflation, and the stability of exchange rates, any of which can cause significant fluctuations in zinc and copper prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The price of zinc, copper and other metals has fluctuated widely in recent years. Future price declines may materially reduce our profitability and could cause us to reduce output at our operations (including, possibly, closing one or more of our mines or plants), all of which could reduce our cash flow from operations.

        Furthermore, a significant decrease in commodity prices may require us to revise our mineral reserve calculations and life-of-mine plans, which could result in material write-downs of our investment in mining properties and increased amortization, reclamation and closure charges. In addition to adversely affecting our mineral reserve estimates and our financial condition, declining commodity prices can affect operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

        We may engage in hedging activities, such as forward sales contracts and commodity put and call option contracts, to minimize the effect of declines in metal prices on our operating results. While these hedging activities may protect us, to some extent, against low metal prices, they also limit the price we can receive on hedged products. As a result, we may be prevented from realizing possible revenues in the event that the market price of a metal exceeds the price stated in a forward sale or call option contract, which could adversely affect our results of operations.

Our operations are subject to currency fluctuations.

        As our core operations are located in Canada, our costs are incurred primarily in Canadian dollars. However, our revenue is tied to market prices for zinc and copper, which are denominated in United States dollars. If the Canadian dollar gains value against the United States dollar, our results of operations and financial condition could be materially adversely affected. Although we may use hedging strategies to limit our exposure to currency fluctuations, there can be no assurance that such hedging strategies will be successful or that they will mitigate the risk of such fluctuations.

We face significant environmental risks.

        All phases of our operations are subject to environmental regulation in the various jurisdictions in which we operate. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. For example, on September 25, 2004, the Canadian federal government issued a proposed notice requiring the preparation and implementation of pollution prevention plans in respect of specified toxic substances released from base metals smelters and refineries and zinc plants, including our metallurgical complex in Manitoba. The proposed notice would set target emissions for mercury, sulphur dioxide and particulate matter below our current emission levels. There is no assurance that existing or future environmental regulation will not materially adversely affect our business, financial condition and results of operations. There is contamination on properties that we own or owned or for which we have or have had care, management or control that may result in a requirement to remediate that could involve material costs. In addition, environmental hazards may exist on the properties on which we hold interests that are unknown to us at present and that have been caused by previous or existing owners or operators of the properties. We may also acquire properties with environmental risks.

        We are committed to compliance with applicable laws, regulations and permitting requirements. However, any failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations, including us, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

        Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in exploration expenses, remedial and reclamation obligations, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.

We are subject to substantial government regulation.

        Our mining, processing, development and mineral exploration activities are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment. Although we believe that our exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development of our properties. Amendments to current laws and regulations governing our operations and activities or more stringent implementation thereof could have a material adverse effect on our business, financial condition and results of operations.

The costs of compliance with the Kyoto Protocol could have a material adverse effect on our operations.

        Canada ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change in late 2002. The Kyoto Protocol came into effect in Canada in February 2005. Various levels of governments in Canada are developing a number of policy measures in order to meet Canada's emission reduction obligations under the protocol. While the impact of the protocol and these measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation, restrict industrial emission levels, impose added costs for emissions in excess of permitted levels and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on our results of operations.

Increased concentrate costs could adversely affect our operations.

        We rely on the availability of reasonably priced copper and, to a lesser extent, zinc concentrate to operate the HBMS metallurgical complex at full capacity. Production of concentrate from the HudBay Mines has not been sufficient to operate the metallurgical plants at full capacity. As a result, we purchase significant quantities of copper and, to a lesser degree, zinc concentrate from third parties. Our purchases of copper and zinc concentrate may increase significantly in the future as a result of declining production at the HudBay Mines, which may adversely affect our profitability as processing purchased concentrate is less profitable than domestic concentrate.

        The availability of concentrate may be influenced by a number of factors, many of which are not within our control, including operational difficulties at the concentrate suppliers' mines. Shortages of these concentrates have occurred in the past and may occur in the future. We do not have any purchased zinc concentrate contracts in place. Although we have such contracts for copper concentrate, no assurance can be given that agreed upon quantities will be provided by the applicable supplier or that, if supplied, they will be sufficient for our purposes. The price we pay for concentrate is dependent upon (i) treatment and refining charges, which are set on the basis of supply and demand for concentrate, and agreed between the vendors of the concentrate and HBMS, and (ii) freight costs of transporting the concentrate to HBMS' Flin Flon metallurgical complex, both of which can vary significantly. Accordingly, any price increase in, or reduced availability of, concentrate will adversely affect our profitability and the economic viability of our processing operations.

Our exploration activities may not result in discoveries of commercial quantities of ore.

        The exploration for and development of mineral deposits involves significant risks. Few properties that are explored are ultimately developed into producing mines. Whether a mineral deposit will be commercially viable depends on a number of factors, including: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. Even if we identify and acquire an economically viable ore body, several years may elapse from the initial stages of development. We may incur major expenses to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities. As a result, we cannot assure you that our exploration or development efforts will result in any new commercial mining operations or yield new mineral reserves to replace or expand current mineral reserves.

Estimates of mineral reserves, mineral resources, and projected cash flows may prove to be inaccurate.

        There are numerous uncertainties inherent in estimating mineral reserves and the future cash flows that might be derived from their production. Accordingly, the figures for mineral reserves and mineral resources and future cash flows contained in this AIF are estimates only. In respect of mineral reserve and mineral resource estimates, no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that a mineral reserve can be mined or processed profitably. In addition, in respect of future cash flows, actual cash flows may differ materially from estimates. Estimates of mineral reserves and mineral resources, and future cash flows to be derived from the production of such mineral reserves and mineral resources, necessarily depend upon a number of variable factors and assumptions, including, among others, geological and mining conditions that may not be fully identified by available exploration data or that may differ from experience in current operations, historical production from the area compared with production from other producing areas, the assumed effects of regulation by governmental agencies and assumptions concerning metal prices, exchange rates, interest rates, inflation, operating costs, development and maintenance costs, reclamation costs, and the availability and cost of labour, equipment, raw materials and other services required to mine and refine the ore. In addition, there can be no assurance that mineral recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. For these reasons, estimates of our mineral reserves and mineral resources in this AIF, including classifications thereof based on probability of recovery, and any estimates of future cash flows expected from the production of those mineral reserves and mineral resources, prepared by different engineers or by the same engineers at different times may vary substantially. The actual volume and grade of mineral reserves mined and processed, and the actual cash flows derived from that production, may not be as currently anticipated in such estimates. If our actual mineral reserves and mineral resources or cash flows are less than our estimates, our results of operations and financial condition may be materially impaired.

Mining operations are inherently dangerous and subject to conditions or events beyond our control, which could have a material adverse effect on our business; Insurance may not cover these risks and hazards adequately or at all.

        Mining operations, including the exploration and development of mineral deposits, generally involve a high degree of risk. Our operations are subject to all the hazards and risks normally encountered in the exploration, development and production of zinc metal and copper metal including: adverse environmental conditions; industrial accidents; metallurgical and other processing problems; unusual or unexpected rock formations; ground or slope failures; structural cave-ins or slides; flooding or fires; seismic activity; rock bursts; equipment failures; and periodic interruptions due to inclement or hazardous weather conditions.

        These risks could result in damage to, or destruction of, mines and other producing facilities resulting in partial or complete shutdowns, personal injury or death, environmental or other damage to our properties or the properties of others, delays in mining, monetary losses and potential legal liability. Milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas that may result in environmental pollution and consequential liabilities.

        Our insurance will not cover all the potential risks associated with our operations. In addition, although certain risks are insurable, we may be unable to maintain insurance to cover these risks at economically feasible premiums. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. We might also become subject to liability for pollution or other hazards that may not be insured against or that we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial performance and results of operations.

Title to some of our mineral properties may be challenged or defective.

        The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to mineral concessions may be disputed. Although we believe we have taken reasonable measures to ensure proper title to our properties, there is no guarantee that title to any of our properties will not be challenged or impaired. Third parties may have valid claims underlying portions of our interests, including prior unregistered liens, agreements, transfers or claims, including aboriginal land claims, and title may be affected by, among other things, undetected defects. As a result, we may be constrained in our ability to operate our properties or unable to enforce our rights with respect to our properties. An impairment to or defect in our title to our properties could have a material adverse effect on our business, financial condition or results of operations.

Our significant indebtedness could adversely affect our ability to operate our business.

        We have a significant amount of indebtedness comprised of the long-term portion of obligations under capital leases, senior secured notes, and a government loan. As at December 31, 2005, we had outstanding indebtedness of $204.5 million with a ratio of debt to equity of 0.78 to 1. In addition, we have other obligations that include pension, employee future benefits and asset retirement obligations.

        As of March 24, 2005, we have unconditionally guaranteed the debt obligations of HBMS under the Notes. We have fully and unconditionally guaranteed, on a subordinated basis, all payments on the Notes, including principal, premium (if any) and interest.

        This high degree of leverage could materially and adversely affect us in a number of ways including:

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  limiting our flexibility to plan for, or react to, changes in our business or market conditions;

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  limiting our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes, and in particular for the exploration and development of our current properties and projects;

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  limiting our access to cash available from operations for future acquisitions and our business in general;

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  increasing our vulnerability to the impact of adverse economic and industry conditions; and

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  placing us at a disadvantage compared to our competitors that have a lower degree of leverage.

        In addition, we may not be able to generate sufficient cash flows from operations to service our indebtedness, in which case, we may be required to sell assets, reduce capital expenditures, refinance all or a portion of our existing indebtedness or obtain additional financing, any of which could materially adversely affect our operations and ability to implement our business strategy.

Restrictive covenants in the indenture governing the Notes, our revolving credit facility and any other debt instrument may prevent us from pursuing business activities that could otherwise improve our results of operations.

        The terms of the indenture governing the Notes limit the ability of certain of our principal subsidiaries to, among other things:

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  incur additional indebtedness or contingent obligations;

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  enter into sale and leaseback transactions;

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  make investments;

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  grant liens;

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  make capital expenditures;

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  enter into transactions with affiliates;

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  sell assets; and

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  acquire the assets of, or merge or consolidate with, other companies.

        Pursuant to our revolving credit facility with The Bank of Nova Scotia, we must maintain certain financial ratios and satisfy other non-financial maintenance covenants. Compliance with these restrictive covenants and financial ratios, as well as those that may be contained in any future debt agreements, may impair our ability to finance our future operations or capital needs or to take advantage of other favourable business opportunities. Our ability to comply with these restrictive covenants and financial ratios will depend on our future performance, which may be affected by events beyond our control. Our failure to comply with any of these restrictive covenants or financial ratios will result in a default under the particular debt instrument, which could permit acceleration of the indebtedness under that instrument and, in some cases, the acceleration of indebtedness under other instruments that contain cross-default or cross-acceleration provisions. In the event of a default, or a cross-default or cross-acceleration, we may not have sufficient funds available to make the required payments under our debt agreements. If we are unable to repay amounts owed under the terms of the credit agreement governing any credit facility that we may enter into in the future, those lenders may be entitled to take possession of the collateral securing that facility to the extent required to repay those borrowings. In such event, we may not be able to fully repay the notes, if at all.

We may not be able to acquire desirable mining assets in the future.

        One of our strategies is to grow our business by acquiring attractive, quality mining assets. We expect to selectively seek strategic acquisitions in the future. However, there can be no assurance that suitable acquisition opportunities will be identified. Further, restrictive covenants in our current or future debt instruments may restrict and limit our ability to pursue future acquisitions. Our ability to consummate and to integrate effectively any future acquisitions on terms that are favourable to us may be limited by the number of attractive acquisition targets, internal demands on our resources, competition from other mining companies and, to the extent necessary, our ability to obtain financing on satisfactory terms, if at all.

Intense competition could reduce our market share or harm our financial performance.

        The mining industry is intensely competitive and we compete with many companies possessing greater financial and technical resources than us. Since mines have a limited life, we must compete with others who seek mineral reserves through the acquisition of new properties. In addition, we also compete for the technical expertise to find, develop, and operate such properties, the labour to operate the properties, and the capital for the purpose of funding such properties. Many competitors not only explore for and mine base metals, but conduct refining and marketing operations on a global basis. Such competition may result in us being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund our operations and develop our properties. We also compete with manufacturers of substitute materials or products for which zinc and copper are typically used. Existing or future competition in the mining industry could materially adversely affect our prospects for mineral exploration and success in the future.

Increased energy prices could adversely affect our operations.

        Mining operations and facilities are intensive users of electricity and carbon based fuels. Energy prices can be affected by numerous factors beyond our control, including global and regional supply and demand, political and economic conditions, and applicable regulatory regimes. The prices of various sources of energy may increase significantly from current levels. An increase in energy prices could materially adversely affect our results of operations and financial condition.

Our revenues will be dependent on our metal production; sustaining current production levels or increasing our mineral production depends on our ability to bring new mines into production and to expand mineral reserves at existing mines.

        We generate revenues primarily through the production and sale of metals. Subject to any future expansion or other development, production from existing operations at the HudBay Mines and Balmat (once in production) is expected to decline over the life of mine. In addition, these production estimates and the life-of-mine estimates included in this AIF may vary materially from the actual production from, or productive life of, the subject mines because the feasibility of mining a mineral deposit is largely dependent on market conditions, the regulatory environment, and available technology. As a result, our ability to maintain our current production or increase our annual production of metals and generate revenues therefrom will depend significantly upon our ability to discover or acquire and to successfully bring new mines into production and to expand mineral reserves at existing mines.

Reclamation and mine closure costs could adversely affect our cash flow from operations.

        In view of the uncertainties concerning future removal and site restoration costs on our properties including those held by HBMS, the ultimate timing of and costs for future removal and site restoration could differ from current estimates. Our estimates for this future liability are subject to change based on amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. The recent evaluation of closure and reclamation costs has been submitted to the Governments of Manitoba and Saskatchewan. There is no guarantee that either or both governments will accept this evaluation. Any future changes to our reclamation and mine closure costs (either in our estimates or in the actual costs) could have a material and adverse effect on our future operating results.

        In addition, regulatory authorities in various jurisdictions require us to post financial assurances to secure in whole or in part future reclamation and restoration obligations in such jurisdictions. The amount and nature of the financial assurances are dependent upon a number of factors, including our financial condition and reclamation cost estimates. Changes to these amounts, as well as the nature of the collateral to be provided, could significantly increase our costs, making the maintenance and development of existing and new mines less economically feasible. Currently, the security that we provide to the governments of the Provinces of Saskatchewan and Manitoba consists of the equipment, buildings and fixtures located at the HBMS metallurgical complex. We have also provided additional security in the form of letters of credit in the aggregate amount of $13 million. However, the Provinces may require further financial assurances. To the extent that the value of the collateral provided to the Provinces is or becomes insufficient to cover the amount of financial assurance we are required to post, we would be required to replace or supplement the existing security with more expensive forms of security, which might include cash deposits, which would reduce our cash available for operations and financing activities. There can be no guarantee that we will be able to maintain or add to our current level of financial assurance. We may not have sufficient capital resources to further supplement our existing security.

        Although we accrue for future closure costs, we do not reserve cash in respect of these obligations or otherwise fund these obligations in advance. As a result, we will have significant cash costs when we are required to close and restore mine sites that may, among other things, affect our ability to satisfy our obligations under our indebtedness or other contractual commitments. Given the significance of these cash costs, we may not be able to fund them with cash from our operating activities or other available capital resources. We cannot assure you that we will be able to obtain financing on satisfactory terms to fund these costs. If we are unable to fund the removal and site restoration costs, regulatory authorities may foreclose on the collateral securing those obligations. We may not have sufficient capital resources to further supplement our existing security. Additionally, any capital resources that we do utilize for this purpose will reduce the resources available for our operations and commitments, including satisfying our obligations on the Notes.

The temporary shutdown of any of our operations could expose us to significant costs and adversely affect our access to skilled labour.

        From time to time, we may have to temporarily shutdown our copper smelting and/or zinc refining operations or one or more of our mines if they are no longer considered commercially viable. There are a number of factors that may cause our operations to be no longer commercially viable, many of which are beyond our control. These factors include adverse changes in interest rates or currency exchange rates, decreases in the price of zinc or copper or the market rates for treatment and refining charges, increases in concentrate transportation costs, and increases in labour costs. During such temporary shutdowns, we will have to continue to expend capital to maintain the plant and equipment. We may also incur significant labour costs as a result of a temporary shutdown if we are required to give employees notice prior to any layoff or to pay severance for any extended layoff. Furthermore, temporary shutdowns may adversely affect our future access to skilled labour, as employees who are laid off may seek employment elsewhere. As well, if the copper smelting and/or zinc refining operations are shutdown for an extended period of time, we may be required to engage in environmental remediation of the plant sites, which would require us to incur additional costs. Given the costs involved in a temporary shutdown of our operations, we may instead choose to continue to operate those operations at a loss. This could have a material adverse effect on our results of operations and financial conditions.

We are required to obtain government permits in order to conduct mining operations.

        Government approvals and permits are currently required in connection with all of our operations and further approvals and permits may be required in the future. We must obtain and maintain a variety of licences and permits including air quality control, water, electrical and municipal licences. The duration and success of our efforts to obtain permits are contingent upon many variables outside of our control. Obtaining governmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed our estimates or that we will be able to maintain such permits. To the extent such approvals are required and not obtained or maintained, our operations may be curtailed or we may be prohibited from proceeding with planned exploration, development, or operation of mineral properties.

Disruption of transportation services or increased transportation costs could have a material adverse effect on our business, financial condition and results of operations.

        At the HudBay Mines, we are dependent upon a single railway and certain short-line rail networks to transport purchased concentrate to our Flin Flon metallurgical complex and to transport products from the Flin Flon metallurgical complex for further processing and to our customers. We may have similar dependencies at future mining and processing operations. Disruption of these transportation services due to weather-related problems, strikes, lock-outs or other events could have a material adverse effect on our operations. If transportation for our products becomes unavailable, our ability to market our products could suffer. In addition, increases in our transportation costs relative to those of our competitors could make our operations less competitive and could affect our profitability.

We are dependent upon key management personnel and executives.

        We are dependent upon a number of key management personnel, including the services of certain key employees. Our ability to manage activities, and hence our success, will depend in large part on the efforts of these individuals. We face intense competition for qualified personnel, and there can be no assurance that we will be able to attract and retain such personnel. We do not maintain "key person" life insurance. Accordingly, the loss of the services of one or more of such key management personnel could have a material adverse effect on us.

Our business will depend on good relations with our employees.

        Production at our mining operations depends on the efforts of our employees. Although certain HBMS unionized employees have agreed to "no-strike" clauses in their collective bargaining agreements, which run until 2012, there can be no assurance that our business will not suffer from work stoppages. Further, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in whose jurisdictions we carry on business. Changes in such legislation or otherwise in our relationship with our employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on our business, results of operations and financial condition.

We are exposed to credit risk from customers of our copper and precious minerals, as well as through CMM customers, by providing credit in the normal course of operations and in connection with certain derivative contracts.

        We provide credit to purchasers of our copper and precious minerals and CMM provides credit to its customers in the normal course of its operations. Although both CMM and us mitigate credit risk by carrying out credit evaluations on our customers, making a significant portion of sales on a cash basis and maintaining insurance on accounts receivable, if customers default on the credit extended to them, results of operations could be materially adversely affected. Further, we enter into derivative contracts for which we do not obtain collateral or other security. In the event of non-performance by counterparties in connection with such derivative contracts, we will be further exposed to credit risk.

INDUSTRY REGULATION

Land and Mineral Rights

        Our mining interests are governed by the laws of the jurisdiction in which the mining interests are situated. We have interests in mining interests that are held as freehold titles, mine or mineral claims, mineral leases, mining leases, quarrying dispositions, quarry mineral leases, quarry permits, sand and gravel leases, surface leases, surface permits, Order-in-Council leases, leases of Crown lands or minerals, general permits relating to Crown lands and exploration licences. The rights applicable to such interests are described, circumscribed, limited, restricted and qualified by the laws of the jurisdiction applicable to such interests, and by the terms of the grant of such interests. Royalty payments may be required to be paid on mineral leases.

Manitoba

        Manitoba mineral leases are granted, under The Mines and Minerals Act (Manitoba), generally for terms of 21 years. Upon application, a lessee is entitled to the renewal of the lease for further terms of 21 years if, at the time of the application for renewal, the lessee is in compliance with The Mines and Minerals Act and the terms and conditions of the mineral lease.

        The annual lease rental rate for a mineral lease in production is currently $8.00 per hectare per year. There are no other charges required to maintain the leases. Prior to obtaining a mineral lease in Manitoba, the applicant must first obtain a mineral prospecting licence and a mineral exploration licence. The cost associated with a mineral prospecting licence, if issued to a corporation, is $200. The mineral exploration licence application fee is $300 with a deposit of $0.50 per hectare also required.

        A mineral lease includes and is subject to a reserve, in favour of the Province, of royalties in respect of minerals that are produced under the lease. The royalty reserved to the Province in respect of a mineral must be calculated in accordance with the regulations. However, no royalties will be paid in respect of a mineral for which a royalty would otherwise be payable, if a tax is payable under The Mining Tax Act (Manitoba).

Saskatchewan

        Saskatchewan leases for provincial mineral lands are granted under The Crown Minerals Act (Saskatchewan) and The Mineral Disposition Regulations, 1986 (Saskatchewan). The term of a lease is ten years, renewable for a further term of ten years if the holder has complied with The Crown Minerals Act (Saskatchewan) and associated regulations. Annual license fees of $25 per hectare are payable in each of the first ten years of the lease, with a minimum of $400 per lease; $50 per hectare in years 11 through 20 of a renewed lease, with a minimum of $800 per lease; and $75 per hectare thereafter, with a minimum of $1,200 per lease. Prior to obtaining a mineral lease in Saskatchewan, the applicant must first apply for a permit or claim to explore provincial mineral lands. The costs associated with a permit to explore provincial mineral lands include: a recording fee of $0.15 per hectare with a minimum of $1,500 and a maximum of $7,500, a cash deposit of $15,000, and expenditure requirements of $1.25 per hectare in the first permit year and $4.00 per hectare in subsequent permit years. The term of the permit is two years and may not be renewed. A permit may be converted into a claim. The costs associated with a claim to explore provincial mineral lands include: a recording fee of $0.30 per hectare with a minimum of $10; expenditure requirements of $12 per hectare in claim years 2 through 10, with a minimum of $192 per claim; and $25 per hectare for each claim year after year 10, with a minimum of $400 per claim. A claim may be converted into a lease.

        Royalty payments are payable under a lease of provincial mineral land upon or in respect of all materials produced, saved or recovered from, or allocated under a unitization agreement to any provincial mineral lands.

Environmental Regulation

        The mining industry is subject to extensive regulation by federal, provincial and local authorities as to matters including, but not limited to:

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  employee health and safety;

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  air quality;

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  water quality and availability;

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  the protection and enhancement of the environment (including the protection of plants and wildlife);

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  the generation, handling, use, storage, transportation, release, disposal and clean-up of regulated materials, including wastes; and

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  the reclamation and restoration of mining properties after mining is completed.

        Our mining operations are regulated primarily by provincial and state legislation, although we must also comply with applicable federal legislation and local by-laws.

        The jurisdictions in which we operate have stringent environmental legislation and requirements. These laws require regulatory approval of many aspects of our mining and production operations. The construction, development and operation of a mine entails compliance with applicable environmental legislation and the obtaining of various permits, licences and approvals from various governmental authorities, which can include costly and time consuming environmental impact assessments. In addition, legislation requires that sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of environmental legislation (including permits, licences and approvals) may result in the imposition of fines, other penalties, clean-up orders or the interruption of our activities, which could have a material adverse effect on our operations.

Provincial Environmental Legislation

        In general, Manitoba and Saskatchewan have similar environmental legislation. Both Manitoba and Saskatchewan have requirements for environmental impact assessments of new projects or major expansions. These assessments typically involve extensive stakeholder consultation, including public advertising and input. Each province also has its own legislation with respect to heritage and cultural resources, the handling and transportation of dangerous goods and site remediation and reclamation.

        In Manitoba, air emissions from our metallurgical complex are governed by the Inco Limited and Hudson Bay Mining and Smelting Co., Limited Smelter Complex Regulation (the "HBMS Regulation"), made under The Environment Act (Manitoba) (the "EA"). The HBMS Regulation sets maximum levels of sulphur dioxide emissions and particulate emissions that HBMS may emit. The HBMS Regulation also sets requirements for ambient air monitoring, stack sampling, and particulate emission monitoring and measurement.

        Under The Mines and Minerals Act (Manitoba), before the holder of a mineral lease in Manitoba may commence mining, the holder must first submit a mine closure plan. A mine closure plan sets out a program for protection of the environment during the life of a project and for rehabilitation of the project site upon closing of the project, which includes the provision of security to the Province for performance of rehabilitation work in accordance with an approved mine closure plan.

        In Saskatchewan, environmental matters relating to mining operations are governed primarily by The Environmental Management and Protection Act, 2002 (Saskatchewan) (the "EMPA") and the Mineral Industry Environmental Protection Regulations, 1996 (Saskatchewan) (the "MIEP") made under the EMPA. The EMPA and its regulations require permits and approvals for the operation of any facility that discharges a pollutant into the environment. Under the MIEP, the Saskatchewan government also regulates the decommissioning, abandonment and reclamation of a mine or operation and requires that an assurance fund be established to ensure the completion of the decommissioning and reclamation of the mining site. We have entered into security agreements in favour of the Provinces of Saskatchewan and Manitoba, whereby we have pledged certain HBMS mining assets as collateral to cover decommissioning costs.

        In Ontario, environmental matters related to the Zochem plant are primarily governed by the Environmental Protection Act (Ontario) ("EPA"), Ontario Water Resources Act ("OWRA") and the regulations thereunder. The EPA regulates discharges to the natural environment including air, land, noise, odour and vibration. The EPA also regulates waste handling, storage, disposal and transportation. The OWRA regulates discharges to surface and ground water. Zochem may be required under either or both the EPA and the OWRA to obtain certain permits and certificates relating to, among other things, the storage of hazardous products, storm water management and water use. Both the EPA and the OWRA provide for penalties and clean-up orders to be levied in the event of non-compliant discharges.

Federal Environmental Legislation

        We must comply with the Canadian Environmental Protection Act, 1999 ("CEPA"), which regulates certain restricted and prohibited substances, and can require the preparation of pollution prevention plans. Emissions to water from our mining operations are regulated by the MMER. On September 25, 2004, the Canadian federal government issued a proposed notice requiring the preparation and implementation of pollution prevention plans in respect of specified toxic substances released from base metals smelters and refineries and zinc plants, including our metallurgical complex. The proposed notice would set target emissions for mercury, sulphur dioxide and particulate matter below our current emission levels.

        The federal Canadian Environmental Assessment Act ("CEAA") requires that an environmental impact assessment be conducted with respect to certain proposed projects. Projects that are subject to CEAA include projects requiring the disposition of federal lands and projects requiring federal approvals.

        Zinc and copper mining frequently involves crossing, impounding, diverting and using surface waters. Such activities can require approval under federal legislation, such as the Fisheries Act (Canada) for the construction of a project that may result in the harmful alteration of fish habitat, or the Navigable Waters Protection Act (Canada) if the water course is navigable by watercraft.

U.S. Legislation

        Our United States mining and exploration activities are subject to various federal, state and local laws and regulations governing the protection of the environment, waste disposal, use of toxic substances, mine and worker health and safety and other matters, including the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Emergency Planning and Community Right-to-Know Act, the Endangered Species Act, the Federal Land Policy and Management Act, the National Environmental Policy Act, and related New York State laws. These laws and regulations are complex, continuously evolving and have tended to become more stringent over time, and typically require us to maintain various federal and state air, water quality and mine reclamation permits. Failure to comply with applicable environmental and health and safety laws, regulations and permits can result in injunctions, damages, suspension or revocation of permits and the imposition of penalties.

        Regulatory approval of a detailed plan of operations and a comprehensive environmental impact assessment is required prior to initiating mining or processing activities or for any substantive change to previously approved plans. In order to conduct mining operations, we will be required to obtain performance bonds related to environmental permit compliance. These bonds may take the form of cash deposits or, if available, could be provided by outside insurance policies. We may be required to prepare and present to federal, state, or local authorities with data pertaining to the effect or impact that any proposed exploration or mining activity may have upon the environment. All requirements imposed by any such authorities may be costly and time-consuming and may delay commencement or continuation of exploration or production operations. In addition, specific statutory and regulatory requirements and standards must be met throughout the life of the mining or processing operations in regard to air quality, water quality, fisheries and wildlife protection, archaeological and cultural resources, solid and hazardous waste management and disposal, the management and transportation of hazardous chemicals, toxic substances, noise, community right-to-know, land use, and reclamation. We are currently in compliance in all material respects with all applicable environmental laws and regulations.

        We own or operate properties, or have previously owned or operated property, used for industrial purposes. Use of these properties may subject us to potential material liabilities relating to the investigation and cleanup of contaminants and claims alleging personal injury or property damage as the result of exposure to, or release of, hazardous substances.

        We are also required to comply with the safety and health standards of the New York Department of Labor as they relate to mine safety and training. We also participate in the Mine Safety and Health Administration program in an effort to reduce the incidence and severity of lost time and other non-fatal injuries to our mine employees.

Municipal By-laws

        We are also subject to local laws, including by-laws passed by local municipalities relating to local land use, rural road closures, storm run-off and sanitary discharges and nuisance situations.

Kyoto Protocol

        The processing of zinc and copper results in the production of various combustion products including carbon compounds. Canada, as a party to the United Nations Framework Convention on Climate Change (the "Convention") and the subsequent implementation protocol that was adopted in 1997 (known as the "Kyoto Protocol"), has stated its intention to reduce overall greenhouse gas emissions to 94% of 1990 levels by no later than 2012. One of the greenhouse gases of concern is carbon dioxide, which results from zinc and copper production. Many other countries are also party to the Convention and the Kyoto Protocol and have similar intentions to limit greenhouse gas emissions. The Kyoto Protocol came into effect in Canada in February, 2005.

Environmental Management and Compliance

        We have established a comprehensive environmental management program directed at environmental protection. The program consists of an environmental policy, codes of practice, regular audits, the integration of environmental procedures with operating procedures, employee training and emergency prevention and response procedures.

        We believe that we are in material compliance with all applicable environmental legislation. We believe that all approvals currently required to conduct our current mining operations have been obtained. Given the nature of the extensive and comprehensive regulatory requirements, violations during mining operations inevitably occur from time to time. We have been cited for few environmental violations, none of which have had a material adverse effect on the environment, our ability to continue any operation or on our financial condition.

        We may be required to prepare and present to federal, provincial or local authorities data relating to the impact that a proposed development or existing zinc and copper mine may have on the environment. Such requirements could prove costly and time-consuming and could delay commencing and continuing exploration or production operations.

        Future legislation and administrative regulations may further emphasize the protection and enhancement of the environment and, as a consequence, our activities may be even more closely regulated. Such legislation and changes to legislation, as well as future interpretations of laws and increased enforcement, may result in increased capital and/or operating costs as well as delays, interruptions or a termination of operations, the extent of which cannot be predicted.

Health and Safety and Labour Regulations

        The Act Respecting Hudson Bay Mining and Smelting Co., Limited (Canada) was enacted in 1947, placing HBMS under federal jurisdiction. As a result, HBMS is governed by federal labour legislation and must report annually under the Employment Equity Act (Canada).

        The Act Respecting Hudson Bay Mining and Smelting Co., Limited was amended to delegate safety and health matters to the Manitoba government and, as a result, the following pieces of Manitoba legislation apply to HBMS: The Workplace Safety and Health Act (Manitoba), The Manitoba Hydro Act (Manitoba), The Fires and Prevention and Emergency Response Act (Manitoba), The Gas and Oil Burner Act (Manitoba), The Elevator Act (Manitoba) and The Steam and Pressure Plants Act (Manitoba). As a result, generally, labour matters are regulated federally and workplace safety and health is regulated provincially.

Aboriginal Rights

        Canadian courts have recognized that aboriginal peoples may continue to have unenforced rights at law in respect of land used or occupied by their ancestors where treaties have not been concluded to deal with those rights. These rights may vary from limited rights of use for traditional purposes to a right of aboriginal title and will depend upon, among other things, the nature and extent of prior aboriginal use and occupation. The courts have encouraged the federal and provincial governments and aboriginal peoples to resolve rights claims through negotiation of treaties. In Manitoba and Saskatchewan there are many treaties in place. Aboriginal rights and claims are currently handled primarily under the terms of those treaties.

Electric Utility Industry

        The electric utility industry is subject to extensive regulation regarding the environmental impact of electricity generation activities. Future legislation changes could increase the price at which electrical power is available to us and, as a result, could increase our costs of zinc and copper production.

MINERAL POTENTIAL OF OUR MATERIAL PROPERTIES

        Our material properties are the HudBay Mines and the Balmat mine. At this time, only the HudBay Mines are producing. We have announced our intention to reopen the Balmat mine.

HudBay Mines

Mineral Reserves and Mineral Resources

        The measured and indicated mineral resource estimates were prepared under the supervision of Kim Lau, BSc. P.Geo., who is employed by HBMS as Superintendent, Mining Technical Services and who is a Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). The mineral reserve estimates as at January 1, 2006 have been prepared under the supervision of Gerald Beauchamp, B.Sc., P.Eng., who is employed by HBMS as Senior Mines Analyst and who is a Qualified Person under NI 43-101.

        The categorization of mineral resource is determined in a twelve step process, which includes determination of the integrity and validation of the data collected, including confirmation of specific gravity, assay results and methods of data recording. The process also includes determining the appropriate geological model, selection of data and the application of statistics models including probability plots and restrictive kriging to establish continuity and model validation. The resultant estimates of measured and indicated mineral resources are converted to proven and probable mineral reserves by the application of mining dilution and recovery, as well as the determination of economic viability using historical operating costs. Other factors such as depletion from production are applied as appropriate.

Estimate of HudBay Mineral Reserves (as at January 1, 2006)(1)(2)

	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
Trout Lake
Proven	1,433,000	1.0	11.1	1.4	4.7
Probable	1,058,000	1.7	20.5	2.5	4.0
777
Proven	3,474,000	2.5	28.4	2.4	4.7
Probable	12,261,000	2.1	25.7	2.5	4.4
Chisel North
Proven	661,000	—	—	—	8.9
Probable	761,000	—	—	—	8.4
Balmat
Proven	686,000	—	—	—	10.6
Probable	1,023,000	—	—	—	11.4
Total Proven	6,254,000	1.6	18.3	1.6	5.8
Total Probable	15,103,000	1.8	22.3	2.2	5.0
Total Mineral Reserve	21,357,000	1.8	21.1	2.0	5.3

(1)
The zinc price used for mineral reserve estimation was US$0.52 per pound, the copper price was US$0.91 per pound, the gold price was US$400 per ounce and the silver price was US$6.00 per ounce.

(2)
The estimate as at January 1, 2006 was prepared in accordance with NI 43-101 and the Canadian Institute on Mining, Metallurgy and Petroleum "CIM Standards on Mineral Resources and Reserves: Definitions and Guidelines"

        We have an estimated 3.66 million tonnes of inferred mineral resources, grading 5.2% zinc and 1.3% copper. Mineral resources do not have demonstrated economic viability.

        Cautionary note to U.S. investors concerning estimates of inferred mineral resources. Above, we use the term "inferred resources". We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part of all of an inferred mineral resource exists, or is economically or legally minable.

DIVIDENDS

        We have never paid a dividend on the Common Shares and do not expect to do so in the foreseeable future. The actual timing, payment and amount of any dividends paid by us will be determined by the board of directors from time to time based upon, among other things, our cash flow, results of operations and financial condition, our need for funds to finance ongoing operations and such other business considerations as the board of directors considers relevant.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

        We are authorized to issue an unlimited number of Common Shares of which there were 85,631,503 issued and outstanding as of March 20, 2006.

        Holders of Common Shares are entitled to receive notice of any meetings of our shareholders, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Company's board of directors at its discretion from funds legally available therefor and upon our liquidation, dissolution or winding up are entitled to receive on a pro-rata basis our net assets after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Preference Shares

        We are authorized to issue an unlimited number of Preference Shares, none of which were issued and outstanding as of March 20, 2006.

        Preference Shares may from time to time be issued and the directors may fix the designation, rights, privileges, restrictions and conditions attaching to any series of Preference Shares. Preference Shares shall be entitled to preference over the Common Shares and over any other of our shares ranking junior to the Preference Shares with respect to the payment of dividends and the distribution of assets or return of capital in the event of our liquidation, dissolution or winding up or any other return of capital or distribution of our assets among our shareholders for the purpose of winding up our affairs. Preference Shares may be convertible into Common Shares at such rate and upon such basis as the directors in their discretion may determine. No holder of Preference Shares will be entitled to receive notice of, attend, be represented at or vote at any annual or special meeting, unless the meeting is convened to consider our winding up, amalgamation or the sale of all or substantially all of our assets, in which case each holder of Preference Shares will be entitled to one vote in respect of each Preference Share held. Holders of Preference Shares will not be entitled to vote or have rights of dissent in respect of any resolution to, among other things, amend our articles to increase or decrease the maximum number of authorized Preference Shares, increase or decrease the maximum number of any class of shares having rights or privileges equal or superior to the Preference Shares, exchange, reclassify or cancel Preference Shares, or create a new class of shares equal to or superior to the Preference Shares.

Warrants

        The Warrants were created and issued pursuant to a warrant indenture (the "Warrant Indenture") between us and Equity Transfer Services Inc., as warrant agent thereunder (the "Warrant Agent"). The following summary of certain provisions of the Warrant Indenture is not complete and is qualified in its entirety by reference to the provisions of the Warrant Indenture.

        Every 30 Warrants entitle the holder to purchase one Common Share at a price of $3.15. The exercise price and the number of Common Shares issuable upon exercise are both subject to standard anti-dilution provisions. Warrants are exercisable at any time prior to 5:00 p.m. (Toronto time) on December 21, 2009, after which time the Warrants will expire and become null and void. Under the Warrant Indenture, we are entitled to purchase in the market, by private contract or otherwise, all or any of the Warrants then outstanding, and any Warrants so purchased will be cancelled.

        No fractional Common Shares will be issuable upon the exercise of any Warrants, and no cash or other consideration will be paid in lieu of fractional shares. Holders of Warrants will not have any voting or pre-emptive rights or any other rights that a holder of Common Shares would have.

        As of March 20, 2006, we had an aggregate of 1,027,756,923 Warrants issued and outstanding, which were exercisable for approximately 34,258,544 Common Shares. In addition to the Warrants, we have other share purchase warrants outstanding that are not listed on any stock exchange. As at March 20, 2006, we had an aggregate of 46,433,234 share purchase warrants outstanding, which were exercisable for an aggregate of approximately 1,547,774 Common Shares (and a further 992 share purchase warrants) at prices ranging from $1.50 per Common Share to $6.00 per Common Share and with expiry dates ranging from March 31, 2006 to December 21, 2006.

Rights

        The fundamental objectives of the shareholder rights plan (the "Rights Plan"), implemented under the terms of a shareholder rights plan agreement dated as of November 9, 2004, are to provide adequate time for our board of directors and shareholders to assess an unsolicited take-over bid for us, to provide the board of directors with sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid is made, and to provide shareholders with an equal opportunity to participate in a take-over bid.

        One Right has been issued by us in respect of each Common Share that is currently outstanding, and one Right will be issued in respect of each Common Share issued during the balance of the term of the Rights Plan (which term expires on November 9, 2007) prior to the Separation Time, as described below.

        The Rights will separate from the Common Shares and will be exercisable ten trading days (the "Separation Time") after a person has acquired, or commences a take-over bid to acquire, 20% or more of the Common Shares, other than by an acquisition pursuant to a take-over bid permitted by the Rights Plan (a "Permitted Bid"). The acquisition by any person (an "Acquiring Person") of 20% or more of the Common Shares, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each Right (other than those held by the Acquiring Person), will permit the purchase of $180 worth of Common Shares for $90.

        For the purposes of the Rights Plan the requirements for a Permitted Bid include the following:

  (a)
  the take-over bid must be made by way of a take-over bid circular;

  (b)
  the take-over bid must be made to all shareholders, other than the bidder;

  (c)
  the take-over bid must be outstanding for a minimum period of 60 days and Common Shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the 60 day period and only if at such time more than 50% of the Common Shares held by shareholders, other than the bidder, its affiliates and persons acting jointly or in concert and certain other persons (the "Independent Shareholders"), have been tendered to the take-over bid and not withdrawn;

  (d)
  if more than 50% of the Common Shares held by Independent Shareholders are tendered to the take-over bid within the 60 day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of Common Shares for an additional ten days from the date of such public announcement;

  (e)
  the take-over bid must permit Common Shares to be deposited pursuant to the take-over bid, unless such take-over bid is withdrawn, at any time prior to the date Common Shares are first taken up and paid for; and

  (f)
  the take-over bid must provide that any Common Shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for.

        The Rights Plan also allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

MARKET FOR SECURITIES

Price Range And Trading Volume

        Our Common Shares are listed on the TSX under the symbol "HBM". The volume of trading and the high and low closing price of our Common Shares, as adjusted for the Consolidation, during the periods indicated are set forth in the following table.

Period	High	Low	Volume
	($)	($)	(Shares)
2005
January	$2.75	$1.86	19,053,255
February	$3.74	$2.52	30,719,083
March	$4.35	$3.14	27,470,726
April	$3.77	$2.55	20,102,195
May	$3.07	$2.50	11,739,090
June	$2.99	$2.54	9,613,077
July	$2.91	$2.50	9,696,111
August	$3.49	$2.82	25,106,956
September	$3.60	$3.02	16,723,203
October	$3.84	$3.25	15,107,922
November	$4.20	$3.38	15,017,939
December	$5.90	$4.11	21,358,315

        On March 20, 2006, the last day on which the Common Shares traded prior to the date of this AIF, the closing price of our Common Shares on the TSX was $8.20 per share.

        Our Warrants are listed on the TSX under the symbol "HBM.WT". The volume of trading and the high and low closing price of our Warrants during the periods indicated are set forth in the following table.

Period	High	Low	Volume
	($)	($)	(Shares)
2005
January	$0.045	$0.025	173,795,184
February	$0.065	$0.035	162,760,679
March	$0.085	$0.035	125,529,595
April	$0.06	$0.035	156,084,507
May	$0.045	$0.035	61,611,315
June	$0.04	$0.03	30,976,333
July	$0.04	$0.03	38,155,621
August	$0.05	$0.035	139,806,371
September	$0.05	$0.035	31,852,219
October	$0.05	$0.04	104,297,461
November	$0.06	$0.04	105,227,034
December	$0.105	$0.055	233,053,514

        On March 20, 2006, the last day on which the Warrants traded prior to the date of their AIF, the closing price of the Warrants on the TSX was $0.17 per Warrant.

DIRECTORS AND OFFICERS

        The following table sets forth the name, municipality of residence, position and principal occupation of each person who currently is one of our directors and/or executive officers.

Name and Municipality of Residence	Position with the Company	Principal Occupation
ALLEN J. PALMIERE(2)(3)(4)(5) Toronto, Ontario	Chairman and director since December 21, 2004(1)	Executive Chairman, Barplats Investments Limited; President, Chief Executive Officer and Director of Silk Road Resources Ltd.
RICHARD W. BRISSENDEN(2)(5) Toronto, Ontario	Director since June 13, 2003(1)	Chairman of Excellon Resources Inc.
PETER JONES Winnipeg, Manitoba	Director(1), President and Chief Executive Officer	President and Chief Executive Officer of the Company
NORMAN ANDERSON(3)(4) Vancouver, British Columbia	Director since December 21, 2004(1)	President of Anderson & Associates
JAMES W. ASHCROFT(3)(4)(5) Sudbury, Ontario	Director since December 21, 2004(1)	Mining Consultant
RONALD P. GAGEL(2) Mississauga, Ontario	Director since May 4, 2005	Vice President and Chief Financial Officer of FNX Mining Company Inc.
H. RUSSELL ROOD Flin Flon, Manitoba	President, Mining Division	President, Mining Division of the Company
ALAN HAIR Flin Flon, Manitoba	Vice President, Metallurgy, Safety, Health and Environment	Vice President, Metallurgy, Safety, Health and Environment of the Company
JEFFREY A. SWINOGA Winnipeg, Manitoba	Vice President and Chief Financial Officer	Vice President and Chief Financial Officer of the Company
BRIAN D. GORDON Winnipeg, Manitoba	Vice President and General Counsel	Vice President and General Counsel of the Company
TOM A. GOODMAN Flin Flon, Manitoba	Vice President, Technical Services and Human Resources	Vice President, Technical Services and Human Resources of the Company

Notes:

(1)
The term of office for each director of the Company will expire upon the completion of the next annual meeting of shareholders of the Company.

(2)
Member of the Audit Committee. Mr. Gagel is the Chair of the Committee.

(3)
Member of the Compensation Committee. Mr. Palmiere is the Chair of the Committee.

(4)
Member of the Corporate Governance and Nominating Committee. Mr. Palmiere is the Chair of the Committee.

(5)
Member of the Environmental, Health and Safety Committee. Mr. Ashcroft is the Chair of the Committee.

        As at March 20, 2006, our directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 28,866 Common Shares, representing less than 1% of the total number of Common Shares outstanding.

        Each of the foregoing individuals has held his present principal occupation other office or position with the same firm set opposite his name for the past five years, except for: Mr. Palmiere who, from October 1993 to May 2003, was chief financial officer of Zemex Corporation; and since October 2005 has been Executive Chairman of Barplats Investments Limited; Mr. Gagel, who, from January 1999 to December 2004, was Vice-President and Chief Financial Officer of Aur Resources Inc.; Mr. Jones, who, from 1995 to 2002, held various positions other than President and Chief Executive Officer with the Company, Mr. Swinoga who, from 1998 to 2005, held various positions at Barrick Corporation; and Mr. Goodman, who managed a copper smelting and refining company for the Anglo American group in Zambia from September 2001 to February 2003.

        The following is a brief biography of each individual who currently is one of our directors and/or officers.

Allen J. Palmiere — Chairman and Director.    Mr. Palmiere is a Chartered Accountant, and has served in senior management financial supervisory capacities in the mining industry most of his career. In the past, Mr. Palmiere has been Treasurer of Northgate Exploration Ltd.; President, Chief Executive Officer and Chief Financial Officer of Breakwater Resources Ltd.; and Chief Financial Officer of Zemex Corporation. He is a member of the board of directors of Constellation Copper Corporation and the Chair of its audit committee. He is currently the President, Chief Executive Officer and a director of Silk Road Resources Ltd. and has served as Executive Chairman of Barplats Investments Limited since 2005.

Richard Brissenden — Director.    Mr. Brissenden is a Chartered Accountant. He has been Chairman of Excellon Resources Inc., a mineral exploration and development company, since September 1990. Since February 1996, he has been President of Regal Consolidated Ventures Limited, a mineral exploration and development company. Mr. Brissenden also serves as a director of several other public companies.

Peter R. Jones, P. Eng. — President, Chief Executive Officer and Director.    Mr. Jones has been the President and Chief Executive Officer of HBMS since 2002. He joined HBMS in 1995 as Vice President Mining and has subsequently held the positions of Senior Vice President Projects and President Metallurgical Division. As Senior Vice President Projects he was responsible for the 777 Project. Prior to joining HBMS, he held senior positions in operations and projects with Cominco Limited, Cape Breton Development Corporation and Cominco Engineering Services. He has a broad background having worked in potash mines, coal mines, open pit and underground lead zinc mines, gold mines and has directed extensive feasibility studies and management services for a wide range of clients throughout the world. Mr. Jones graduated from the Camborne School of Mines, United Kingdom in 1969 and the Banff School of Advanced Management in 1984. Mr. Jones is the prior President of the Mining Association of Manitoba and a Director of the Mining Association of Canada.

Norman Anderson, P.Eng. — Director.    Mr. Anderson has been involved in the mining industry for over 50 years and is the former Chairman and Chief Executive Officer of Cominco Ltd. Currently, Mr. Anderson is President of the management consulting firm of Anderson & Associates. He has been active in consulting, particularly due diligence consulting and evaluations for financial institutions and mining companies, since 1987. He holds a Bachelor of Science in Geological Engineering from the University of Manitoba in Winnipeg, Manitoba. Mr. Anderson serves on a number of boards of directors of public companies.

James W. Aschroft, P.Eng — Director.    Mr. Ashcroft is the President of J.W. Ashcroft & Associates, a mining consulting company. As a former President of the Ontario division of INCO Limited, he managed a vertically-integrated division of the mining company, which during his tenure completed a $270 million mining project, improved its safety and environment record and maintained stable labour relations. He received a national diploma in engineering at Wigan Mining College in Lancashire, England and has completed an Executive Management Training Course at the Richard Ivey School of Business. Mr. Ashcroft serves on a number of boards of directors and, in some cases, sits on the health and environment, audit and corporate governance committees of such boards.

Ronald P. Gagel — Director.    Mr. Gagel is a Vice President and the Chief Financial Officer of FNX Mining Company Inc. and, since 2006, has also served as Vice President and the Chief Financial Officer of International Nickel Ventures Corporation. Mr. Gagel is a chartered accountant with more than 25 years of professional experience, predominantly in the natural resources sector. From 1988 to 2004, Mr. Gagel was at Aur Resources Inc. and from

1999 to 2004 he served as Vice President and Chief Financial Officer of Aur Resources Inc. He is a director of Glencairn Gold Corporation and the Prospectors and Developers Association of Canada.

H. Russell Rood — President, Mining Division.    Prior to joining HBMS, Mr. Rood worked for De Beers, holding various senior management positions. Mr. Rood holds a Bachelor of Civil Engineering and Bachelor of Mining Engineering degrees from the University of Witwatersrand in South Africa. He also attended a part time management program through the School of Business Leadership in Johannesburg, South Africa. Mr. Rood is a member of the South African Institute of Mining.

Alan Hair — Vice President, Metallurgy, Safety, Health & Environment.    Since joining HBMS in 1996, Mr. Hair has held various operational management roles in the surface plants and was appointed the Vice-President, Metallurgy in early 2004. Prior to joining HBMS, Mr. Hair was Smelting Manager at MIM's zinc smelter in Avonmouth, England. He graduated from the University of Leeds, England in 1983 with a Bachelor of Science Honours degree in Mineral Engineering.

Jeffrey A. Swinoga — Vice President and Chief Financial Officer.    Mr. Swinoga has more than 14 years of experience in finance and accounting related to the resources and finance industries. Previous to joining the Company, he was at Barrick Corporation, where he served as Director, Treasury Finance and more recently as Assistant Treasurer. Mr. Swinoga is a Chartered Accountant and a member of the Institute of Chartered Accountants of Ontario. He holds a Master of Business Administration from the University of Toronto and a Bachelor of Arts (Honours economics) from the University of Western Ontario.

Brian D. Gordon — Vice President and General Counsel.    Mr. Gordon obtained his Bachelor of Law degree from the University of Manitoba. Formerly a partner with a major Manitoba law firm, he joined HBMS in 1994 as director, general counsel and corporate secretary. Mr. Gordon is a member of the Law Society of Manitoba and of the Canadian Bar Association.

Tom A. Goodman — Vice President, Technical Services and Human Resources.    Mr. Goodman is a graduate in Chemical and Metallurgical Technology from the British Columbia Institute of Technology. He has worked for HBMS for over 26 years in a wide variety of operational, technical, and management positions. He recently transferred back to HBMS after managing a copper smelting and refining company for the Anglo American group in Zambia.

Corporate Cease Trade Orders or Bankruptcies

        None of our directors, officers or other members of our management is, or within the ten years prior to the date hereof has been, a director, officer, promoter or other member of management of any other issuer that, while that person was acting in the capacity of a director, officer, promoter or other member of management of that issuer, was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Mr. Brissenden, who is a director of Regal Consolidated Ventures Limited, which is subject to a cease trade order issued on June 12, 2001 due to its failure to file financial statements. Mr. Brissenden was also a director of Trenton Industries Inc., which was placed in receivership in 1995. Mr. Brissenden resigned from the board of directors of Trenton Industries Inc. immediately preceding the bankruptcy of that company.

Penalties and Sanctions

        None of our directors, officers or other members of management is, or within the ten years prior to the date hereof has been (i) subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or (ii) subject to any other penalties or sanctions imposed by a court or regulatory authority that would be likely to be considered important to a reasonable investor making an investment decision.

Conflict of Interest

        To the best of our knowledge, and other than as disclosed herein, there are no known existing or potential conflicts of interest among us, our directors, officers or other members of management, or persons who, as a result of their outside business interests except that certain of the directors, officers, and other members of management serve as directors, officers, promoters and members of management of other public companies and therefore it is possible that a conflict may arise between their duties as a director, officer or member of management of the Company and their duties as a director, officer, promoter or member of management of such other companies.

        Our directors and officers are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and we will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the Canada Business Corporations Act and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

AUDIT COMMITTEE DISCLOSURE

        The Audit Committee is responsible for monitoring our systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of our external auditors. The committee is also responsible for reviewing our annual audited financial statements, unaudited quarterly financial statements and management's discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full board of directors.

        The Audit Committee's charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to our board of directors. A copy of the charter is attached hereto as Schedule "B".

Composition

        The Audit Committee is comprised of three directors, all of whom are independent directors: Richard W. Brissenden, Ronald P. Gagel (Chair) and Allen J. Palmiere. In addition to being independent directors as described above, all members of our Audit Committee must meet an additional "independence" test under Multilateral Instrument 52-110, Audit Committees in that their directors' fees are the only compensation they, or their firms, receive from us and that they are not otherwise affiliated with us. Each member of the Audit Committee is financially literate within the meaning of Multilateral Instrument 52-110.

Relevant Educational Experience

        Set out below is a description of the education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member.

        Richard W. Brissenden — Mr. Brissenden is a Chartered Accountant.

        Ronald P. Gagel — Mr. Gagel is a Chartered Accountant.

        Allen J. Palmiere — Mr. Palmiere is a Chartered Accountant.

Policy Regarding Non-Audit Services Rendered by Auditors

        Pursuant to the audit committee charter, the audit committee is to pre-approve all non-audit services to be provided to us or any of our subsidiaries by our independent auditor. More generally, the audit committee is to instruct the independent auditor that the board of directors, as representatives of the shareholders, is the client of the independent auditor. The audit committee is also to review and discuss, on an annual basis, with the independent auditor all significant relationships the independent auditor has with us to determine their independence.

Remuneration of Auditors

        The following table presents, by category, the fees accrued by KPMG LLP as external auditors for the Company for the fiscal period ended December 31, 2004 and for services provided to the Company during the fiscal year ended December 31, 2005 and Deloitte & Touche LLP as external auditors for the Company for the fiscal year ended December 31, 2005 and for HBMS for the fiscal years ended December 31, 2005 and 2004.

	2005		2004
Category of Fees	Deloitte & Touche LLP	KPMG LLP	Deloitte & Touche LLP	KPMG LLP
Audit fees	$442,500	$—	$322,263	$521,391
Audit related fees	293,946	36,244	479,046	—
Tax fees	—	—	4,533	3,200
All other fees	—	84,744	346,387	—

        "Audit related fees" include fees for financial information presentation and certification. "Tax fees" include tax compliance services and tax advisory and planning services. "All Other Fees" include principally consultation and research services related to prospectus preparation, stock exchange listing application and acquisition activities of the Company. Management will present regular updates to the Audit Committee of the services rendered by the auditors in response to the Committee's oversight regarding external auditor independence and pre-approved service authorizations.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

        None of the Company's directors, executive officers or senior officers, nor any associate of such director, executive officer or senior officer is indebted to us or any of our subsidiaries. In addition, none of the indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding with us or any of our subsidiaries.

LEGAL PROCEEDINGS

        In May 2004, a number of plaintiffs initiated an action, in the State of North Carolina, against Zochem, CMM and a number of other defendants seeking damages in an unspecified amount and alleging that they had been injured as a result of an explosion that occurred at a pharmaceutical plant. The plaintiffs have alleged that Zochem and/or CMM designed, manufactured, sold and supplied chemicals used in the manufacture of a rubber compound that were dangerous, defective and susceptible to causing explosions. HBMS has retained legal counsel in North Carolina and at this stage the likelihood of success and the materiality of this claim is not reasonably determinable.

        An action has been commenced against Hudson Bay Exploration and Development Company Limited, Anglo American Exploration (Canada) Ltd. and certain employees thereof claiming a breach of confidence relating to mining claims staked by the defendants in Northern Québec. The plaintiff has alleged that the defendants misused confidential information to its detriment. The plaintiff is seeking, among other things, to have the claims transferred to the plaintiff, along with unspecified damages. Pursuant to an agreement dated December 21, 2004, Anglo American Exploration (Canada) Ltd. has agreed to indemnify and save harmless Hudson Bay Exploration and Development Company Limited from and against all losses, damages, costs and liabilities incurred under any judgment or settlement made in connection with this action.

        In 1994, HBMS received $18.5 million pursuant to a litigation settlement agreement. The Canada Revenue Agency questioned HBMS' treatment of the receipt of these funds as non-taxable damages and, as a result, HBMS conformed to the Canada Revenue Agency position and then filed a notice of objection. HBMS has had discussions with the Canada Revenue Agency in this regard and has considered litigation to support its position.

        HBMS has been named as a co-defendant in two actions alleging various wrongful actions committed in connection with the use and operation of the Whitesand Dam and the Island Falls Hydroelectric station (the "Hydro Projects") in Saskatchewan. The plaintiffs have claimed for an aggregate of $1 billion in compensatory damages and in excess of $100 million in punitive damages. One of HBMS' former subsidiaries constructed and operated the dam until it was transferred to SaskPower in 1981. The plaintiffs in both actions claim that the lands on which the hydroelectric facilities were built are subject to aboriginal rights. No further steps have been taken by the plaintiffs to proceed with their claims since 1995.

        SaskPower has been named as a defendant in two other actions, one filed in Manitoba in 1992 and one filed in Saskatchewan in 2004. Both actions claim damages alleged as a result of the operation and use of the Hydro Projects. HBMS has not been named in those actions. However, it has recently come to our attention that SaskPower intends to take legal action against Churchill River Power Company Limited ("CRP"), formerly a wholly-owned subsidiary of HBMS, which was dissolved. SaskPower has revived CRP for the purpose of taking action for alleged breaches by CRP of its obligation under a certain Purchase and Sale Agreement made in 1981. Although HBMS and CRP may be named as a party in one of the actions, to date no steps have been taken to add HBMS or CRP as a defendant or third party in either action.

        A claim has been filed against HBMS in relation to the workplace death of an employee. We understand that such a claim is statute barred pursuant to the Workers Compensation Act. We believe that HBMS has a good defence to this claim and that HBMS should not be held liable in respect of this claim. The Chief Medical Examiner of the Province of Manitoba has also commenced an inquest into this workplace death. The inquest is currently underway. In November 2004, the claim was denied by the Workers Compensation Board.

        Except as noted above, we are not aware of any litigation outstanding, threatened or pending against us as of the date hereof that would be material to our financial condition or results of operations.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

        Other than as described below or as disclosed elsewhere in this AIF, none of our directors, executive officers or principal shareholders and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction within the past three years or in any proposed transaction that has materially affected or will materially affect us or any of our subsidiaries.

Financial Assistance for the Balmat Acquisition

        In connection with our purchase of the Balmat Mine, St. Lawrence Zinc Company LLP, one of our subsidiaries received assistance from Frame Mining Company ("FMC"), a company controlled by our former Chief Executive Officer and a former director. FMC advanced US$1 million to our subsidiary in order for it to assume an environmental bond. Further, FMC provided security on a proposed US$4 million project loan to our subsidiary. As security for these debts, we pledged a 51% interest in our subsidiary. Under the terms of the agreement, 26% of the ownership interest held as security was released to us after the repayment of the US$1 million advanced by FMC and an additional payment of US$200,000. The remaining 25% ownership interest held as security was released in 2003 upon the final payment of US$800,000 to FMC.

Settlement of Debt

        In 2003, we settled $362,724 of related party debts through the issuance of 100,756 Common Shares.

Agreements with Frame Parties

        Pursuant to an agreement dated June 17, 2004 (the "June Agreement"), Frame Mining Corporation, Curraghdale Inc. and Curraghdale Corp. (collectively the "Frame Parties") sold to Gregory J. Peebles, who was then our Chairman and Chief Executive Officer, 666,666 Common Shares and 318,159 common share purchase warrants. The June Agreement provided for an aggregate purchase price of $3,600,000. Of this purchase price, $15,000 was paid on June 17, 2004, $180,000 was to be payable in twelve consecutive monthly instalments of $15,000 each with each instalment payable on the 20th day of each month, beginning on July 20, 2004 and ending on June 20, 2005 and the balance of $3,405,000 was to be payable on July 2, 2005. The outstanding balance of the purchase price was secured by a pledge of the purchased securities and recourse of the Frame Parties was limited to the purchased securities. If the purchased securities were sold prior to full payment therefor, for greater than the original $0.18 purchase price per share, or if on the day prior to the date the balance of the purchase price was to be payable, the trading price of the Common Shares exceeds $0.18 or $0.20 in the case of the warrants, the Frame Parties were entitled to receive from Mr. Peebles 20% of the excess subject to an aggregate limit of $5 million. Mr. Peebles disclosed the terms of this agreement to certain members of our board of directors on December 8, 2004.

        On December 8, 2004, Mr. Peebles, the Frame Parties and Mr. Clifford Frame entered into a further agreement (the "December Agreement"). Mr. Peebles also signed the December Agreement on behalf of us although no other of our officers or directors reviewed the December Agreement prior to its execution and, accordingly, we expressed doubt concerning the binding nature of this Agreement. The December Agreement provided that Mr. Peebles was entitled to satisfy the unpaid portion of the purchase price under the June Agreement by paying $1,500,000 to the Frame Parties. Of this sum, $1,000,000 was paid upon the closing of the acquisition of HBMS and the balance of the amount was to be paid no later than January 17, 2005. In addition, the December Agreement provided that we were to pay on the closing of the Acquisition $120,000 to Frame Mining Corporation and Curraghdale Inc. to settle claims made by Curraghdale Inc. for compensation for services rendered by Mr. Clifford Frame from November 1, 2003 to April 21, 2004 in his then capacity as our Chairman and Chief Executive Officer and with respect to a claim by Frame Mining Corporation for repayment of a $10,000 loan. The December Agreement further provided that we were to make available to the Frame Parties for subscription on the Acquisition up to 20,000,000 Subscription Receipts at the offering price of $0.075 each. We made the payments and issued and sold to the Frame Parties the securities as set out in the December Agreement.

Mr. Peebles joined us, as our Chairman and Chief Executive Officer, on April 21, 2004. We entered into three arrangements with certain corporations owned or controlled by Mr. Peebles (the "Peebles Affiliates"), on April 30, 2004, which provided that such Peebles Affiliates would provide various services to us and be paid various forms of compensation in connection therewith (the "Consulting and Services Agreements"). Upon a further review of the Consulting and Services Agreements, these agreements were deemed to be inappropriate, and accordingly were terminated on November 9, 2004, but with effect as at April 30, 2004. We did not make any payments under the Consulting and Services Agreement and the parties have mutually released each other from any and all claims and liabilities thereunder.

September Private Placement

        Mr. Peebles and Mr. Christopher Irwin, a former Corporate Secretary and a former director of the Company, purchased 333,333 units and 6,666 units, respectively, pursuant to the private placement completed on September 30, 2004, at a price of $1.50 per unit. In the course of reviewing our preliminary prospectus dated November 10, 2004, the Ontario Securities Commission raised concerns that these transactions occurred when Mr. Peebles and Mr. Irwin may have had material undisclosed information concerning the acquisition of HBMS that had not been generally disclosed. In response to these concerns, but without admitting any impropriety or unlawful conduct, Mr. Peebles and Mr. Irwin have returned to us the securities acquired by them in the private placement, at the original subscription price of $1.50 per unit. We have cancelled these securities.

Resignation of Gregory J. Peebles

        On December 10, 2004, the mutual decision was made by us and Mr. Peebles that he should resign as our Chairman, Chief Executive Officer and a director. A severance agreement was entered into, pursuant to which we paid to Mr. Peebles the sum of $500,000 in severance and $166,666 in payment of owed employment income.

TRANSFER AGENT AND REGISTRAR

        The transfer agent, registrar for the Common Shares and warrant agent for the Warrants is Equity Transfer Services Inc. at its principal offices in Toronto, Ontario.

MATERIAL CONTRACTS

        The only contracts material to us entered into by us since January 1, 2002, other than in the ordinary course of business, are as follows:

  1.
  the Balmat Acquisition Agreement referred to under the heading "General Development of the Business";

  2.
  the Acquisition Agreement referred to under the heading "General Development of the Business — Acquisition of HBMS";

  3.
  the shareholders' rights plan between the Company and Equity Transfer Services Inc. dated November 9, 2004 and ratified by our shareholders on December 8, 2004. The fundamental objectives of the rights plan are to provide adequate time for our board of directors and shareholders to assess an unsolicited take-over bid for us, to provide the board of directors with sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid is made, and to provide shareholders with an equal opportunity to participate in a take-over bid;

  4.
  the warrant indenture between Equity Transfer Services Inc. and us dated December 21, 2004 that governs the Warrants. The warrant indenture provides for adjustment to the exercise price of and the kind and number of common shares to be issued upon exercise of the Warrants;

  5.
  the Parent Guarantee referred to under the heading "General Development of the Business — Acquisition of HBMS"; and

  6.
  the Note Indenture among Hudson Bay Mining and Smelting Co., Limited, Hudson Bay Exploration and Development Company Limited and the Bank of New York, as trustee, dated December 21, 2004 that governs the Notes issued by Hudson Bay Mining and Smelting Co., Limited in connection with the Acquisition and the First Supplemental Indenture dated April 20, 2005.

INTEREST OF EXPERTS

        Neither Kim Lau, B.Sc. P.Geo, or Gerald Beauchamp, B.Sc., P.Eng. or any partner, associate or affiliate thereof, as applicable, received or has received a direct or indirect interest in our property or of any of our associates or affiliates. As at the date hereof, the aforementioned persons beneficially own, directly or indirectly less than one per cent of our securities.

        Each of these persons is employed by us or one of our associates or affiliates.

ADDITIONAL INFORMATION

        Additional information, including director's and officer's remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, as applicable, is contained in our management information circular dated March 27, 2005. Additional financial information is provided in our financial statements and management's discussion and analysis for the fiscal year ended December 31, 2005.

        Additional information relating to the Company may be found at www.sedar.com.

SCHEDULE "A"
GLOSSARY OF MINING TERMS

        The following is a glossary of terms used in this annual information form.

"basalt"
A general term for dark-colored mafic igneous rocks, commonly extrusive but locally intrusive (e.g., as dikes), composed chiefly of calcic plagioclase and clinopyroxene; the fine-grained equivalent of gabbro. Nepheline, olivine, orthopyroxene, or quartz may be present. Adj. basaltic.
"CIM"	Canadian Institute of Mining, Metallurgy and Petroleum.
"concentrator"	A plant where ore is separated into values (concentrates) and rejects (tails). An appliance in such a plant, e.g., flotation cell, jig, electromagnet, shaking table. Also called mill.
"double-drum hoist"	A hoist with two drums that can be driven separately or together by a clutch.
"felsic"
A mnemonic adj. derived from (fe) for feldspar, (l) for lenad or feldspathoid, and (s) for silica, and applied to light-colored rocks containing an abundance of one or all of these constituents. Also applied to the minerals themselves, the chief felsic minerals being quartz, feldspar, feldspathoid, and muscovite.
"grade"	The amount of valuable metal in each tonne of ore, expressed as grams per tonne for precious metals.
Cut-off grade — is the minimum metal grade at which a tonne of rock can be processed on an economic basis.
"hectare"	One hectare equals 2.47 acres.
"mafic"	Pertaining to or composed dominantly of the ferromagnesian rock-forming silicates; said of some igneous rocks and their constituent minerals.
"metallurgy"	The science of extracting metals from ores by mechanical and chemical processes and preparing them for use.
"mine"	An excavation in the earth for the purpose of extracting minerals. The excavation may be an open pit on the surface or underground workings.
"mineral reserves"
That part of a measured or indicated mineral resource which could be economically mined, demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are those parts of mineral resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the qualified person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors. Mineral reserves are inclusive of diluting material that will be mined in conjunction with the mineral reserves and delivered to the treatment plant or equivalent facility. The term "mineral reserve" need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals. Mineral reserves are subdivided into proven mineral reserves and probable mineral reserves. Mineral reserves fall under the following categories:
"proven mineral reserves"	That part of a measured mineral resource that is the economically mineable part of a measured mineral resource, demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.
"probable mineral reserves"	That part of an indicated and in some circumstances a measured mineral resource that is economically mineable demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
"mineral resources"	A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources fall under the following categories:
"measured mineral resource"	That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
"indicated mineral resource"	That part of a mineral resource for which quantity, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters and to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
"inferred mineral resource"	That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
"mineralization"	The process or processes by which a mineral or minerals are introduced into a rock, resulting in a valuable or potentially valuable deposit. It is a general term incorporating various types; for example, fissure filling, impregnation and replacement.
"M"	Millions.
"mm"	Millimetres (0.001 metres).

"NI 43-101"	National Instrument 43-101 — Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.
"ore"	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.
"ounce" or "oz"	Troy ounce, equal to approximately 31.103 grams.
"recovery"	A term used in process metallurgy to indicate the proportion of valuable material obtained in the process. It is generally stated as a percentage of valuable metal in the processed material that is recovered compared to the total valuable metal present.
"roasting"	Heating an ore to effect some chemical change that will facilitate smelting.
"stratiform"	Having the form of a layer, bed, or stratum; consisting of roughly parallel bands or sheets, such as a stratiform intrusion.
"stratigraphic sequence"	A chronologic succession of sedimentary rocks from older below to younger above, essentially without interruption; e.g., a sequence of bedded rocks of interregional scope, bounded by unconformities.
"stratigraphy"	The science of rock strata. It is concerned not only with the original succession and age relations of rock strata but also with their form, distribution, lithologic composition, fossil content, geophysical and geochemical properties; indeed, with all characters and attributes of rocks as strata; and their interpretation in terms of environment or mode of origin, and geologic history.
"tailings"	The gangue and other refuse material resulting from the washing, concentration, or treatment of ground ore.
"ton"	A unit of measurement equivalent to 2,000 pounds.
"tonne"	A metric tonne, 1,000 kilograms or 2,204.6 pounds.

Conversion Table

To Convert	To	Multiply by
Short tons	Tonnes	1.10231
Long tons	Tonnes	1.01605
Pounds	Tonnes	2204.62
Ounces (troy)	Tonnes	0.000031103
Ounces (troy)	Kilograms	32.150
Ounces (troy)	Grams	0.03215
Ounces (troy)/short ton	Grams/tonne	34.28573
Acres	Hectares	2.47105
Miles	Kilometres	1.60934
Feet	Metres	3.28084

SCHEDULE "B"
AUDIT COMMITTEE CHARTER

I.     PURPOSE

        The Audit Committee is a committee of the Board of Directors. The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by:

  •
  reviewing the financial reports and other financial information provided by the Company to any governmental body or the public and other relevant documents;

  •
  recommending the appointment and reviewing and appraising the audit efforts of the Company's independent auditor and providing an open avenue of communication among the independent auditor, financial and senior management and the Board of Directors;

  •
  serving as an independent and objective party to monitor the Company's financial reporting process and internal controls, the Company's processes to manage business and financial risk, and its compliance with legal, ethical and regulatory requirements;

  •
  encouraging continuous improvement of, and fostering adherence to, the Company's policies, procedures and practices at all levels.

        The Audit Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section III of this Charter. The Audit Committee's primary function is to assist the Board of Directors in fulfilling its responsibilities and it recognizes that the Company's management is responsible for preparing the Company's financial statements and that the Company's independent auditors are responsible for auditing those financial statements.

II.    COMPOSITION AND MEETINGS

        The Audit Committee shall be comprised of a minimum of three directors as determined by the Board, all of whom shall be "independent" directors as such term is defined in Appendix "A". All members of the Committee shall, to the satisfaction of the Board of Directors, be "financially literate" as such term is defined in Appendix "A".

        The members of the Committee shall be elected by the Board at the annual organizational meeting of the Board or until their successors shall be duly elected and qualified. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

        The Committee shall meet at least four times annually, or more frequently as circumstances require. The Committee shall meet prior to the filing of quarterly financial statements to review and discuss the unaudited financial results for the preceding quarter and the related Management's Discussion & Analysis and shall meet prior to filing the annual audited financial statements to review and discuss the audited financial results for the year and related Management's Discussion & Analysis.

        As part of its job to foster open communication, the Committee should meet at least annually with management and the independent auditor in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately.

        The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their oversight related duties, members of the Committee shall have full access to all corporate information and shall be permitted to discuss such information and any other matters relating to the financial position of the Company with senior employees, officers and independent auditors of the Company.

        Quorum for the transaction of business at any meeting of the Audit Committee shall be a majority of the number of members of the Committee or such greater number as the Audit Committee shall by resolution determine.

        Meetings of the Audit Committee shall be held from time to time and at such place as the Audit Committee or the Chairman of the Committee shall determine upon a 48 hours prior notice. The notice period may be waived by a quorum of the Committee. Each of the Chairman of the Committee, members of the Committee, Chairman of the Board, independent auditors, Chief Executive Officer, Chief Financial Officer or Secretary shall be entitled to request that the Chairman of the Audit Committee call a meeting which shall be held within 48 hours of receipt of such request.

III.  RESPONSIBILITIES AND DUTIES

        To fulfill its responsibilities and duties the Audit Committee shall:

1.
Create an agenda for the ensuing year.

2.
Review and update this Charter at least annually, as conditions dictate.

3.
Describe briefly in the Company's annual report and more fully in the Company's Management Information Circular or its Annual Information Form the Committee's composition and responsibilities and how they were discharged and otherwise assist management in providing the information required by Form 52-110F1 in the Company's Annual Information Form or such other disclosure document required by Multilateral Instrument 52-110.

4.
Report periodically to the Board of Directors.

Documents/Reports Review

1.
Review the Company's interim and annual financial statements as well as all interim and annual Management's Discussion and Analysis and interim and annual earnings press releases prior to their publication and/or filing with any governmental body, or the public.

2.
Review policies and procedures with respect to directors' and officers' expense accounts and management perquisites and benefits, including their use of corporate assets and expenditures related to executive travel and entertainment, and review the results of the procedures performed in these areas by the independent auditor, based on terms of reference agreed upon by the independent auditor and the Audit Committee.

3.
Satisfy itself that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements, other than the public disclosure referred to in paragraph 5, and periodically access the adequacy of such procedures.

Independent Auditor

1.
Recommend to the Board of Directors the selection of the independent auditor, considering independence and effectiveness and approve the fees and other compensation to be paid to the independent auditor. Instruct the independent auditor that the Board of Directors, as the shareholders' representative, is the independent auditor's client.

2.
Monitor the relationship between management and the independent auditor including reviewing any management letters or other reports of the independent auditor and discussing and resolving any material differences of opinion between management and the independent auditor.

3.
Review and discuss, on an annual basis, with the independent auditor all significant relationships they have with the Company to determine their independence.

4.
Pre-approve all non-audit services to be provided to the Company or its subsidiaries by the independent auditor.

5.
Oversee the work and review the performance of the independent auditor and approve any proposed discharge of the independent auditor when circumstances warrant. Consider with management and the independent auditor the rationale for employing accounting/auditing firms other than the principal independent auditor.

6.
Periodically consult with the independent auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the organization's financial statements. Particular emphasis should be given to the adequacy of internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper.

7.
Satisfy itself that adequate procedures are in place to: (a) cause the independent auditor reports directly to the Audit Committee; and (b) arrange for the independent auditor to be available to the Audit Committee and the full Board of Directors as needed.

8.
Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the Company's independent auditor.

Financial Reporting Processes

1.
In consultation with the independent auditor review the integrity of the organization's financial reporting processes, both internal and external.

2.
Consider the independent auditor's judgments about the quality and appropriateness, not just the acceptability, of the Company's accounting principles and financial disclosure practices, as applied in its financial reporting, particularly about the degree of aggressiveness or conservatism of its accounting principles and underlying estimates and whether those principles are common practices or are minority practices.

3.
Consider and approve, if appropriate, major changes to the Company's accounting principles and practices as suggested by management with the concurrence of the independent auditor and ensure that the management's reasoning is described in determining the appropriateness of changes in accounting principles and disclosure

Process Improvement

1.
Establish regular and separate systems of reporting to the Audit Committee by each of management and the independent auditor regarding any significant judgments made in management's preparation of the financial statements and the view of each as to appropriateness of such judgments.

2.
Review the scope and plans of the independent auditor's audit and reviews prior to the audit and reviews being conducted. The Committee may authorize the independent auditor to perform supplemental reviews or audits as the Committee may deem desirable.

3.
Following completion of the annual audit and quarterly reviews, review separately with each of management and the independent auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and reviews, including any restrictions on the scope of work or access to required information and the cooperation that the independent auditor received during the course of the audit and reviews.

4.
Review and resolve any significant disagreements among management and the independent auditor in connection with the preparation of the financial statements.

5.
Where there are significant unsettled issues the Committee shall ensure that there is an agreed course of action for the resolution of such matters.

6.
Review with the independent auditor and management significant findings during the year and the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.

7.
Review activities, organizational structure, and qualifications of the chief financial officer and the staff in the financial reporting area and see to it that matters related to succession planning within the Company are raised for consideration at the full Board of Directors.

Ethical and Legal Compliance

1.
Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting internal controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

2.
Review and update periodically a Code of Ethical Conduct and ensure that management has established a system to enforce this Code. Review through appropriate actions taken to ensure compliance with the Code of Ethical Conduct and to review the results of confirmations and violations of such Code.

3.
Review management's monitoring of the Company's system in place to ensure that the Company's financial statements, reports and other financial information disseminated to governmental organizations, and the public satisfy legal requirements.

4.
Review, with the organization's counsel, legal and regulatory compliance matters, including corporate securities trading policies, and matters that could have a significant impact on the organization's financial statements.

Risk Management

1.
Review management's program of risk assessment and steps taken to address significant risks or exposures, including insurance coverage.

General

1.
Conduct or authorize investigations into any matters within the Committee's scope of responsibilities.

  The committee shall be empowered to retain and compensate independent counsel, accountants and other professionals to assist it in the performance of its duties as it deems necessary.

2.
Perform any other activities consistent with this Charter, the Company's By-laws and governing law, as the Committee or the Board deems necessary or appropriate.

Appendix "A" to Schedule "A"

Independence Requirement of Multilateral Instrument 52-110

        A member of the Audit Committee shall be considered "independent", in accordance with Multilateral Instrument 52-110 — Audit Committees ("MI 52-110"), subject to the additional requirements or exceptions provided in MI 52-110, if that member has no direct or indirect relationship with the Company, which could reasonably interfere with the exercise of the member's independent judgment. The following persons are considered to have a material relationship with the Company and, as such, can not be a member of the Audit Committee:

  (a)
  an individual who is, or has been within the last three years, an employee or executive officer of the Company;

  (b)
  an individual whose immediate family member is, or has been within the last three years, an executive officer of the Company;

  (c)
  an individual who:

  (i)
  is a partner of a firm that is the Company's internal or external auditor;

  (ii)
  is an employee of that firm; or

  (iii)
  was within the last three years a partner or employee of that firm and personally worked on the Company's audit within that time;

  (d)
  an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

  (i)
  is a partner of a firm that is the Company's internal or external auditor;

  (ii)
  is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

  (iii)
  was within the last three years a partner or employee of that firm and personally worked on the Company's audit within that time;

  (e)
  an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Company's current executive officers serves or served at the same time on the entity's compensation committee; and

  (f)
  an individual who received, or whose immediate family member who is employed as an executive officer of the Company received, more than $75,000 in direct compensation from the Company during any 12 month period within the last three years, other than as remuneration for acting in his or her capacity as a member of the Board of Directors or any Board committee, or the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service for the Company if the compensation is not contingent in any way on continued service.

        In addition to the independence criteria discussed above, any individual who:

  (a)
  has a relationship with the Company pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or any subsidiary entity of the Company, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee; or as a part-time chair or vice-chair of the board or any board or committee, or

  (b)
  is an affiliated entity of the Company or any of its subsidiary entities,

is deemed to have a material relationship with the Company, and therefore, is deemed not to be independent.

        The indirect acceptance by an individual of any consulting, advisory or other fee includes acceptance of a fee by:

  (a)
  an individual's spouse, minor child or stepchild, or a child or stepchild who shares the individual's home; or

  (b)
  an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Company or any subsidiary entity of the Company.

Financial Literacy Under Multilateral Instrument 52-110

        "Financially literate", in accordance with MI 52-110, means that the director has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

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TABLE OF CONTENTS
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION
CURRENCY PRESENTATION AND EXCHANGE RATE DATA
DOCUMENTS INCORPORATED BY REFERENCE
GENERAL DEVELOPMENT OF THE BUSINESS
OUR BUSINESS
RISK FACTORS
INDUSTRY REGULATION
MINERAL POTENTIAL OF OUR MATERIAL PROPERTIES
DIVIDENDS
DESCRIPTION OF CAPITAL STRUCTURE
MARKET FOR SECURITIES
DIRECTORS AND OFFICERS
AUDIT COMMITTEE DISCLOSURE
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
LEGAL PROCEEDINGS
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
TRANSFER AGENT AND REGISTRAR
MATERIAL CONTRACTS
INTEREST OF EXPERTS
ADDITIONAL INFORMATION
SCHEDULE "A" GLOSSARY OF MINING TERMS
Conversion Table
SCHEDULE "B" AUDIT COMMITTEE CHARTER